

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

MAY 7, 2004

_____

The 2004 Annual Meeting of Stockholders of FileNet Corporation (the "Company") will be held at 9:00 a.m. Pacific time, on May 7, 2004, at the Company's headquarters, 3565 Harbor Boulevard, Costa Mesa, California 92626, for the following purposes:

1. To elect six directors for the ensuing year or until the election and qualification of their respective successors;

2. To approve an amendment and restatement of the Company's 2002 Incentive Award Plan which (i) increases the number of shares of Common Stock available for issuance thereunder by an additional 2,000,000 shares, from 2,800,000 to 4,800,000 shares; (ii) increases the number of shares that may be awarded as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments from 140,000 shares to 700,000 shares, an increase of 560,000 shares; (iii) increases the number of shares automatically granted annually to independent directors from 7,000 to 10,000 shares; and (iv) establishes a termination date for the Plan of February 24, 2014;

3. To ratify the appointment of Deloitte & Touche LLP as the independent accountants of the Company for its year ending December 31, 2004; and

4. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Only stockholders of record at the close of business on March 16, 2004, the record date, will be entitled to notice of, and to vote at, the 2004 Annual Meeting and any postponement or adjournment thereof.


By Order of the Board of Directors,

/s/ Katharina M. Mueller


Costa Mesa, California
April 1, 2004

Katharina M. Mueller
Secretary

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. YOU MAY INSTEAD VOTE YOUR PROXY ELECTRONICALLY OR BY TELEPHONE. PLEASE REFER TO PAGE 2 OF THE FOLLOWING PROXY STATEMENT AND THE ENCLOSED VOTING FORM FOR INSTRUCTIONS. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING. IF YOU DECIDE TO ATTEND THE ANNUAL MEETING AND WISH TO CHANGE YOUR PROXY VOTE, YOU MAY DO SO BY VOTING IN PERSON AT THE ANNUAL MEETING.



3565 Harbor Boulevard
Costa Mesa, California 92626

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD
MAY 7, 2004

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PROXY STATEMENT

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SOLICITATION OF PROXIES

The accompanying proxy is solicited on behalf of the Board of Directors of FileNet Corporation (the "Company") for use at the Annual Meeting of Stockholders to be held at the Company's headquarters, 3565 Harbor Boulevard, Costa Mesa, California 92626, on May 7, 2004 at 9:00 a.m. Pacific time, and at any and all adjournments or postponements thereof (the "Annual Meeting").

All shares represented by each properly executed, unrevoked proxy received in time for the Annual Meeting will be voted in the manner specified therein. If the manner of voting is not specified in an executed proxy received by the Company, the proxy will be voted **FOR**:

(i) the election of the six nominees for election to the Board of Directors listed in the proxy;

(ii) the approval of the amendment and restatement of the Company's 2002 Incentive Award Plan, which increases the number of shares of Common Stock available for issuance thereunder by an additional 2,000,000 shares, from 2,800,000 to 4,800,000 shares; increases the number of shares that may be awarded as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments by an additional 560,000 shares, from 140,000 to 700,000 shares; increases the number of shares automatically granted annually to independent directors from 7,000 to 10,000 shares; and establishes a termination date for the Plan of February 24, 2014; and

(iii) the ratification of the appointment of Deloitte & Touche LLP as the independent accountants of the Company for its year ending December 31, 2004.

Any stockholder has the power to revoke his or her proxy at any time before it is voted. A proxy may be revoked by a stockholder of record by delivering a written notice of revocation to the Secretary of the Company, by presenting a later-dated proxy executed by the person who executed the prior proxy, or by attendance at the Annual Meeting and voting in person by the person who executed the proxy. Attendance at the Annual Meeting will not, by itself, revoke a proxy. If your shares are held in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other record holder. Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the Annual Meeting, your vote in person at the Annual Meeting will not be effective unless you present a proxy, issued in your name from the record holder, your broker.

This proxy statement is being mailed to the Company's stockholders on or about April 2, 2004. The total cost of this solicitation will be borne by the Company. In addition to use of the mails, proxies may be solicited by officers, directors and regular employees of the Company personally by telephone or oral communication. The Company has also retained Georgeson Shareholder Communications, Inc. to assist it in solicitation of proxies, and has agreed to pay approximately $14,000 plus reimbursement of certain expenses for such services. In accordance with Delaware law, a list of stockholders entitled to vote at the Annual Meeting will be available at the Annual Meeting, and for 10 days prior to the Annual Meeting at FileNet Corporation, 3565 Harbor Boulevard, Costa Mesa, California 92626 between the hours of 9 a.m. and 4 p.m. local time.

OUTSTANDING SHARES AND VOTING RIGHTS

Votes Required

Only holders of record of the approximately 38,545,914 shares of the Company's Common Stock outstanding at the close of business on the record date, March 16, 2004, will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. On each matter to be considered at the Annual Meeting, each stockholder will be entitled to cast one vote for each share of the Company's Common Stock held of record by such stockholder on March 16, 2004.

In order to constitute a quorum for the conduct of business at the Annual Meeting, a majority of the outstanding shares of the Common Stock of the Company entitled to vote at the Annual Meeting must be present or represented at the Annual Meeting. Pursuant to Delaware law, directors are elected by a plurality vote. With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The six nominees securing the most "in favor" votes are elected. The other matters submitted for stockholder approval at the Annual Meeting will be decided by the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such matters. Abstentions may be specified on all proposals (except the election of directors), and will be counted as present for purposes of determining the existence of a quorum regarding the item on which the abstention is noted and will also be counted as a vote against such item for purposes of determining whether stockholder approval of that item has been obtained. Shares that are not voted by the broker who is the record holder of the shares because the broker is not instructed to vote and does not have discretionary authority to vote (i.e., Broker Non-Votes) and shares that are not voted in other circumstances in which proxy authority is defective or has been withheld, will be counted for purposes of establishing a quorum. Broker Non-Votes and other non-voted shares will not be deemed to be entitled to vote for purposes of determining whether stockholder approval of that matter has been obtained and thus will have no effect on the outcome of such matter.

Voting Electronically via the Internet or by Telephone

If your shares are registered directly with EquiServe you may vote your shares either via the Internet or by calling EquiServe. Specific instructions for voting via the Internet or telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their instructions have been properly recorded. The Internet and telephone voting facilities will close at 11:59 p.m. E.S.T. on May 6, 2004. Stockholders who vote through the Internet should be aware that they may incur costs to access the Internet, such as usage charges from telephone companies or Internet service providers, and that these costs must be borne by the stockholder. Stockholders who vote by Internet or telephone need not return a proxy card by mail.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of the Annual Report and Proxy Statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in ADP's program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the enclosed paper Proxy in the self-addressed postage paid envelope provided.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth as of March 16, 2004 the number and percentage of the outstanding shares of the Common Stock of the Company which, according to the information supplied to the Company, are beneficially owned by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding Common Stock, (ii) each person who is currently a director of the Company or is a nominee for election as a director of the Company, (iii) each named executive officer in the Summary Compensation Table that appears below and (iv) all current directors and executive officers of the Company as a group. Except to the extent indicated in the footnotes to the following table, the person or entity listed has sole voting and dispositive power with respect to the shares that are deemed beneficially owned by such person or entity, subject to community property laws, where applicable.

Name and Address	Total Outstanding Common Stock	Outstanding Options[1]	Percentage of Common Stock Beneficially Owned[2][3]
5% Holders:			
T. Rowe Price Associates 100 E. Pratt Street Baltimore, MD 21202[4]	2,590,900	0	6.72%
INVESCO North American Holdings. 4350 South Monaco Street Denver, CO 80237[5]	2,197,300	0	5.70%
Directors:			
Lee D. Roberts[6]	30,000	840,357[7]	*
Theodore J. Smith[8]	207	67,600	*
John C. Savage	8,564	63,250	*
William P. Lyons[9]	2,000	63,250	*
L. George Klaus	0	25,750	*
Roger S. Siboni	0	5,250	*
Named Executive Officers:			
Sam M. Auriemma	15,000	242,813	*
David D. Despard	10,200	150,792	*
Ron L. Ercanbrack	15,000	206,876	*
Philip L. Rugani	12,500	16,666	*
All executive officers and directors as a group (11 persons)[10]	92,255	1,563,595	4.30%

---

*   Represents less than 1%

(1)   Represents shares of Common Stock that the holder may acquire upon exercise of currently vested options or options that will become vested within 60 days after March 16, 2004.

(2)   The percentage of shares beneficially owned is based on 38,545,914 shares of Common Stock outstanding as of March 16, 2004.

(3)   Shares of Common Stock subject to options which are currently exercisable or which will become exercisable within 60 days after March 16, 2004 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4)   Pursuant to a Schedule 13G filed on February 13, 2004. The securities are owned by various individual and institutional investors that T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. T. Rowe Price Associates, Inc. has shared dispositive and shared voting power over all 2,590,900 shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5)   Pursuant to a Schedule 13G filed on February 17, 2004, INVESCO North American Holdings, Inc. has shared dispositive and shared voting power over 2,197,300 shares. INVESCO North American Holdings, Inc. is a parent holding company. The following subsidiaries exercise voting power jointly but exercise independent dispositive power over these shares of common stock deemed beneficially owned by INVESCO North American Holdings, Inc.: INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO Global Asset Management (N.A.), Inc.

(6)   Mr. Roberts is also a Named Executive Officer.

(7)   Includes 67,075 options that, pursuant to a divorce decree, Mr. Robert's ex-spouse is entitled, subject to certain timing limitations, to direct the exercise and receive the underlying securities. Mr. Roberts disclaims beneficial ownership of such 67,075 shares.

(8)   The 207 shares are held by the Theodore J. Smith Family Trust as to which shares Mr. Smith, as co-trustee for this trust, has shared voting and dispositive power.

(9)   The 2,000 shares are held by the William P. Lyons Family Trust as to which shares Mr. Lyons, as co-trustee for this trust, has shared voting and dispositive power.

(10)   Includes shares held by the Theodore J. Smith Family Trust and William P. Lyons Family Trust (see footnotes 8 and 9).

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth, as of March 16, 2004, the executive officers of the Company. In connection with the reorganization of the marketing and sales divisions, and based in part in the shift over time of policy-making and operational responsibilities, the Board reduced the number of executive officers effective as of January 1, 2004. Kenneth Fitzpatrick, who is not included in the following table, was hired as Executive Vice President and Chief Marketing Officer on September 2, 2003; Mr. Fitzpatrick's employment terminated in March 2004. Michael Harris, who is not included in the following table, served as Senior Vice President, Product Marketing, Strategy and Corporate Communications until July 2003, when his employment terminated.

Name	Age	Position
Lee D. Roberts	51	Chairman of the Board of the Company since December 2000 and Chief Executive Officer since April 1998. Mr. Roberts served as the Company's President from May 1997 to October 2000 and as the Company's Chief Operating Officer from May 1997 until April 1998. Mr. Roberts has also served as a director of the Company since May 1998. Prior to joining the Company in May 1997, Mr. Roberts was employed by International Business Machines Corporation ("IBM") for over 20 years, serving most recently as General Manager and Vice President, Worldwide Marketing and Sales for the Networking Division of IBM. Mr. Roberts also currently serves on the Board of Directors of Noetix Software and Message Gate Inc.
Sam M. Auriemma	51	Executive Vice President of the Company since January 2004 and Chief Financial Officer of the Company since September 2000. Mr. Auriemma served as Senior Vice President Finance from September 2000 until January 2004 and as Secretary of the Company from September 2000 to May 2003. Before joining the Company, Mr. Auriemma served as the Executive Vice President and Chief Financial Officer of Wonderware Corporation, which specializes in providing software solutions for industrial and process automation applications, between April 1996 and September 2000.
Martyn D. Christian	42	Executive Vice President and Chief Marketing Officer of the Company since February 2004. From January 2003 to February 2004, Mr. Christian served as the Company's Senior Vice President, Worldwide Field Marketing. From January 2002 to December 2002, Mr. Christian served as the Company's Senior Vice President Corporate Marketing, and from August 2000 to December 2001, he served as the Company's Senior Vice President of Worldwide Corporate and Applications Marketing. From November 1998 to August 2000, Mr. Christian served as the Company's Vice President of Solutions Sales and Marketing and from September 1996 to November 1998 he served as the Company's Vice President, Marketing Programs. From March 1991 to September 1996, he served in various sales and marketing positions with the Company.
Ron L. Ercanbrack	49	President of the Company since October 2000 and Executive Vice President, Worldwide Sales of the Company since January 2004. Mr. Ercanbrack served as Executive Vice President, Worldwide Sales and Marketing of the Company from April 1999 to October 2000. Mr. Ercanbrack served as the Company's Senior Vice President, Worldwide Sales from October 1997 until April 1999. From June 1997 to October 1997, Mr. Ercanbrack served as the Company's Senior Vice President, International. Prior to joining the Company in June 1997, Mr. Ercanbrack was employed by IBM for over 19 years, serving most recently as Vice President, Worldwide Sales, Channel and OEM for the Networking Hardware Division of IBM.

Katharina M. Mueller	38	Vice President and General Counsel of the Company since April 2002 and Secretary of the Company since May 2003. Ms. Mueller served as Acting General Counsel from August 2000 to March 2002, and as Assistant General Counsel from May 2000 through July 2000. From 1999 to 2000, Ms. Mueller served as in-house counsel at Aprisma Technologies, Inc., a division of Cabletron Systems, Inc. From 1993 to 1998, Ms. Mueller maintained a private practice in the areas of corporate, business litigation and real estate law.
Franz X. Zihlmann	57	Senior Vice President of Software Development of the Company since January 2000. From September 1996 to January 2000, Mr. Zihlmann was the Company's Vice President of Product Development and from January 1991 to September 1996 Mr. Zihlmann was the Vice President, Engineering Systems.

OTHER KEY EMPLOYEES OF THE COMPANY

The following table sets forth, as of March 16, 2004, other key employees of the Company.

Name	Age	Position
David D. Despard	48	Senior Vice President, Global Professional Services of the Company since July 1998. Prior to joining the Company, Mr. Despard served as the Vice President, Customer Services of Wall Data, Inc. from 1995.
Frederick P. Dillon	54	Vice President, Sales Operations of the Company since January 1999. From December 1997 to January 1999, Mr. Dillon served as Director, Worldwide Sales Operations and from November 1987 to December 1997 he served as Director, Sales Operations.
Karl J. Doyle	39	Vice President, Business Development of the Company since August 2000. From October 1998 to August 2000, Mr. Doyle served as the Company's Director of Corporate Strategy. From April 1993 to October 1998, Mr. Doyle was employed in sales and marketing with the Company.
William J. Kreidler	59	Senior Vice President, Customer Technical Operations and Services of the Company since July 1997. From August 1992 to July 1997, Mr. Kreidler served as Vice President, Operations of the Company. From 1993 to July 1998, he was also responsible for Professional Services.
Chas W. Kunkelmann	54	Senior Vice President, Worldwide Channel Operations of the Company since October 2002. From November 2001 to October 2002, Mr. Kunkelmann served as Vice President, Brightspire of the Company and, from November 1999 to November 2001, he served as the Eastern Regional Vice President of the Company. Prior to joining the Company between November 1996 and November 1999, Mr. Kunkelmann served as Vice President of North American Operations for Internet Dynamics, Inc., which specialized in internet security and access control software.
Philip L. Rugani	46	Senior Vice President, Sales – The Americas since January 2003. From June 2002 to January 2003, Mr. Rugani served as a consultant advising public companies and venture capitalists on merger and acquisition opportunities in the market. From September 2000 to June 2002, Mr. Rugani served as Executive Vice President for Altavista Software, a division of AltaVista Company, which provides search services and software and, from January 1999 to June 2000, as Senior Vice President Americas for Informix Corporation, a supplier of data base and e-business software solutions. Mr. Rugani also served from November 1995 to January 1999 as Group Vice President-General Business and Alliances for Oracle Corporation, a supplier of data base and application software.

| Audrey N. Schaeffer | 59 | Vice President, Human Resources of the Company since January 1993 and Assistant Secretary of the Company since April 1988. |
| Daniel S. Whelan | 46 | Vice President and Chief Technology Officer of the Company since May 2000. From January 1994 to May 2000, Mr. Whelan served as a Computer Scientist and Section Manager in the Company's Product Development department. |

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the annual and long-term compensation earned for services rendered in all capacities to the Company for the last three completed fiscal years (*i.e.,* years ended December 31, 2001, 2002, 2003) by the Company's Chief Executive Officer, and each of the other four most highly compensated executive officers of the Company who were serving as executive officers at the end of fiscal year 2003.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | Long-Term Compensation Awards | All Other Compen-sation [2] |
		Salary [1]	Bonus	Stock Option (Shares)	
Lee D. Roberts	2003	$525,000	$256,000	60,000	$8,144
Chief Executive Officer, Chairman of	2002	525,000	252,000	0	5,946
the Board and Director	2001	525,000	0	400,000	5,945
Ron L. Ercanbrack	2003	375,000	183,000	30,000	4,281
President and Executive Vice	2002	375,000	180,000	100,000	3,587
President, Worldwide Sales	2001	375,000	0	450,000	3,586
Philip L. Rugani[3][4]	2003	290,000	190,000	75,000	3,053
Senior Vice President, Sales – The Americas					
David D. Despard[4]	2003	275,000	118,000	20,000	4,451
Senior Vice President, Global	2002	275,000	110,000	40,000	5,370
Professional Services	2001	275,000	0	70,000	5,370
Sam M. Auriemma	2003	275,000	113,000	25,000	4,487
Executive Vice President and Chief	2002	275,000	110,000	60,000	2,100
Financial Officer	2001	275,000	0	75,000	2,100

_____

(1)   Includes amounts deferred under (a) the Company's Employee Savings and Investment Plan, a tax-qualified plan under Section 401(k) of the Internal Revenue Code, and (b) the Company's Deferred Compensation Plan.

(2)   For fiscal year 2003, consists of (a) premiums paid by the Company in the amounts of $8,144, $2,181, $953, $2,351 and $2,387 on certain term-life insurance policies maintained for Messrs. Roberts, Ercanbrack, Rugani, Despard and Auriemma, respectively, under which such individuals designate their own beneficiaries, and (b) contributions by the Company of $2,100 on behalf of each of Messrs. Ercanbrack, Rugani, Despard and Auriemma to the Company's Section 401(k) Plan. During fiscal year 2003, no Company contributions under the Company's Section 401(k) Plan were made on behalf of Mr. Roberts.

(3) Mr. Rugani joined the Company and was first appointed an executive officer in January 2003.

(4) Messrs. Rugani and Despard ceased to be classified as executive officers as of January 1, 2004.

Option Grants in Last Fiscal Year

The following table provides information on option grants made in fiscal year 2003 to the Named Executive Officers. No stock appreciation rights were granted during such year to the Named Executive Officers.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[1] | |
Name	Number of Securities Underlying Options Granted (#)[2]	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5%	10%
Lee D. Roberts	60,000	7.5%	$26.51	12/02/13	$1,000,200	$2,535,000
Ron L. Ercanbrack	30,000	3.7	26.51	12/02/13	500,100	1,267,500
Philip L. Rugani	50,000	6.3	13.39	01/13/13	421,000	1,067,000
	25,000	3.1	26.51	12/02/13	416,750	1,056,250
David D. Despard............	20,000	2.5	26.51	12/02/13	333,400	845,000
Sam M. Auriemma	25,000	3.1	26.51	12/02/13	416,750	1,056,250

(1) The assumed 5% and 10% annual rates of stock price appreciation are for illustrative purposes only. Actual stock prices will vary from time to time based upon market factors and the Company's financial performance. No assurance can be given that such rates will be achieved. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(2) All options granted during 2003 to the Named Executive Officers were granted under the Company's 2002 Incentive Award Plan.   Options granted to the Company's executive officers become exercisable as to twenty-five percent (25%) of the option shares after twelve (12) months of service with the Company from the grant date and the balance of the shares are exercisable in thirty-six (36) successive equal monthly installments upon completion of each additional month of service. Each option will become fully exercisable in certain events. Each option has a maximum term of ten years, subject to earlier termination following the optionee's termination of employment, permanent disability or death.

Aggregated Option Exercises in Last Fiscal Year and Year End Option Value

The following table sets forth certain information with respect to the Named Executive Officers concerning their exercise of options during 2003 and the unexercised options held by them at the close of such year. No stock appreciation rights were held or exercised by the Named Executive Officers at any time during 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)[2]	Number of Unexercised Options at Fiscal Year End (Number of Shares)		Value of Unexercised In-the-Money Options at Fiscal Year End[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lee D. Roberts	50,000	$966,996	838,690 /	161,667	$9,538,165 /	$920,518
Ron L. Ercanbrack	0	0	269,272 /	144,478	3,434,902 /	1,543,905
Philip L. Rugani	0	0	0 /	75,000	0 /	707,375
David D. Despard............	57,291	653,297	162,814 /	69,895	333,324 /	592,951
Sam M. Auriemma..........	0	0	210,522 /	124,478	1,702,215 /	1,074,610

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(1) Calculated on the basis of the average of the high and low selling prices of the Company's Common Stock on December 31, 2003 ($27.19), the last trading day in 2003, minus the exercise price of the in-the-money option, multiplied by the number of shares subject to the option.

(2) The excess of the fair market value of the purchased shares on the date of exercise over the exercise price paid for such shares.

Equity Compensation Plans

The following tables summarizes information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's compensation plans as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders............................	7,056,931	$16.63	1,468,546[1]
Equity compensation plans not approved by security holders	585,782 [2]	$12.64	0
Employee stock purchase plans approved by security holders	N/A	N/A	795,198
Total.. .	7,642,713	$16.43	2,263,744[1]

(1) Includes 806,700 shares that were subject to options and restricted stock awards granted during 2004.

(2) Includes amounts outstanding under Non-Qualified Stock Option Agreements with each of Messrs. Roberts, Ercanbrack, Auriemma, and Fitzpatrick: Mr. Roberts –305,782 options with an exercise price of $7.16 per share granted May 22, 1997; Mr. Ercanbrack –40,000 options with an exercise price of $7.53 per share granted June 18, 1997; Mr. Auriemma – 140,000 options with an exercise price of $20.03 per share granted September 13, 2000; and Mr. Fitzpatrick –100,000 options with an exercise price of $21.12 per share granted September 2, 2003. Mr. Fitzpatrick's options expired in March 2004 in connection with the termination of his employment. All option shares were granted as inducement to accept employment with the Company. The number of options held by Messrs. Roberts and Ercanbrack gives effect to the May 15, 1998 stock split.

Employment Contracts, Termination of Employment and Change in Control Agreements

Change in Control Severance Program

In 2001, the Compensation Committee of the Board of Directors reviewed, revised and consolidated the Company's previously approved program concerning severance payments for terminations relating to a change-in-control (the "Change-in-Control Severance Program") for the Company's CEO and certain other executive officers. In 2003, the Compensation Committee amended the Change-in-Control Severance Program in order to add tax-gross up rights for Mr. Roberts and to make certain other changes. Under the Change-in-Control Severance Program, each eligible executive officer will be entitled to certain benefits in the event his or her employment with the Company is involuntarily terminated, other than for "Cause" (as defined), or if such executive officer resigns for "Good Reason" (as defined), in either case within 18 months following a "change in control" of the Company (as defined). Mr. Roberts is entitled to receive a cash lump sum payment equal to twelve months of applicable base salary and target bonus (discussed below) plus twelve months of continuation payments of such salary and bonus; Messrs. Ercanbrack and Auriemma are each entitled to receive a cash lump sum payment equal to nine months of the applicable base salary and target bonus plus nine months of continuation payments of such salary and bonus; and all other eligible executive officers are entitled to receive a cash lump sum payment equal to six months of the applicable base salary and target bonus plus six months of continuation payments of such salary and bonus. The cash lump sum and continuation payments to be provided to an eligible executive officer are based upon the monthly equivalent of (A) the annual base salary in effect for such executive officer immediately before the change in control or, if greater, at the time of termination or resignation, plus (B) the annual incentive bonus that such executive officer would have been entitled to receive under the Company's officer bonus plan for the calendar year in which the termination occurs or, if greater, the calendar year in which the change in control occurs, plus the pro-rata portion of the bonus earned by such executive officer during the calendar year in which the change of control occurs. The continuation payments are to be made at bi-weekly intervals.

Each eligible executive officer is also entitled to a lump sum payment equal to 12, 18 or 24 months, depending upon his or her position, of the then-current monthly Internal Revenue Code 4980B medical premium ("COBRA") for that officer and his or her eligible dependents, plus, if applicable, the then-current life insurance premium paid by the Company. Mr. Roberts is entitled to receive a cash lump sum equal to 24 months of medical and life insurance premiums; Messrs. Ercanbrack and Auriemma are each entitled to receive a cash lump sum equal to 18 months of medical and life insurance premiums; and all other eligible executive officers are each entitled to receive a cash lump sum equal to 12 months of medical and life insurance premiums. The Company will also provide at its expense, for a period of 12, 18 or 24 months, outplacement services for eligible executive officers. Mr. Roberts is entitled to 24 months of outplacement services; Messrs Ercanbrack and Auriemma are each entitled to 18 months of outplacement services; and all other eligible executive officers are entitled to 12 months of outplacement services. In addition, any shares of Common Stock that are then subject to outstanding options held by an eligible executive officer will automatically vest in full on an accelerated basis.

Mr. Roberts is entitled to an additional payment to cover any excise taxes levied on payments received under the Change-in-Control Severance Program. The amount payable to all executive officers, other than Mr. Roberts, under the Change-in-Control Severance Program is subject to reduction in the event certain excise taxes may be levied on such payments.

CEO Severance Program

In October 2001, the Compensation Committee implemented its previously approved CEO Severance Program originally adopted in 1999, by entering into the CEO Severance Agreement with Mr. Roberts, the Company's Chief Executive Officer (the "CEO"). Under this Agreement, the CEO would be entitled to receive certain severance payments and option acceleration upon the involuntary termination of the CEO's employment. The benefits include a cash lump sum severance payment equal to one year of base salary, together with the CEO's target bonus that would otherwise be earned by the CEO for the year of termination but for the occurrence of the termination (which bonus is limited to 50% of the eligible annual award if the CEO has completed less than six months of service during the bonus year). The CEO would also be provided a lump sum payment equal to one year of COBRA benefits, and one year of Group Universal Life insurance premiums. In addition, a pro-rata portion of all unvested option shares would vest, to, in effect, provide for option vesting on a monthly basis through the date of termination. No benefits are payable under this Agreement in the event of the death or Permanent disability of the CEO, or in the event of termination of the CEO's employment for Cause or in connection with a Change in Control.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed of Messrs. Klaus and Lyons. No member of the Compensation Committee at any time during 2003, or at any other time, was an officer or employee of the Company. No executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as members of the Company's Board of Directors or Compensation Committee.

Compensation Committee Report on Executive Compensation

It is the duty of the Compensation Committee of the Company to review and determine the salaries and bonuses of executive officers of the Company, including the Chief Executive Officer, and to establish the general compensation policies for such individuals. The Compensation Committee also has the authority to make discretionary option grants to the Company's executive officers and other employees under the Company's equity plans.

The Compensation Committee believes that the compensation programs for the Company's executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should support the short-term and long-term strategic goals and values of the Company and should reward individual contribution to the Company's success. The Company is engaged in a very competitive industry, and the Company's success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals.

General Compensation Policy. The Compensation Committee's policy is to provide the Company's executive officers with compensation opportunities that are based upon the financial performance of the Company and the individual's contribution to that performance, and which are competitive enough to attract and retain highly skilled individuals. Each executive officer's compensation package is comprised of three elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual variable performance awards payable in cash and tied to the Company's achievement of annual financial performance goals, and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders. As an officer's level of responsibility increases, a greater proportion of his or her total compensation will be dependent upon the Company's financial performance and stock price appreciation.

The Company has, at such times in the past as it deemed necessary, retained the services of an independent compensation consulting firm to advise the Compensation Committee as to how the Company's executive compensation compares to that of companies within and outside of its industry. The Company also subscribes to and participates in compensation surveys of the companies in its industry. In November and December 2003, the Compensation Committee retained Towers Perrin who presented a competitive assessment of executive and non-employee director compensation levels. Towers Perrin provided data concerning a group of 21 peer companies in the high tech industry with market caps ranging from $199 million to $65.1 billion, revenues ranging from $41 million to $9.5 billion and net income ranging from $899 million to $2.3 billion. Compensation data was also selected from the 2003 Radford Total Compensation Survey and the 2003 SC/CHiPS Executive and Management Total Compensation Survey.

The principal factors that were taken into account in establishing each executive officer's compensation package for 2003 are described below. However, the Compensation Committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future years.

Base Salary. The Compensation Committee's philosophy is that the base salary of each executive officer, including the Chief Executive Officer, should reflect the salary levels for comparable positions in the industry and the comparative group of companies, as well as the individual's personal performance and internal alignment considerations. In addition, the Company's performance and profitability should be a factor in determining the base salaries of executive officers. Given the difficult economic environment, the senior management team elected and the Compensation Committee agreed that no salary increases would be made in 2001 through 2003. Base salaries for 2003 were established in December 2000. Historically, FileNet has targeted the 75th percentile of competitive practices for base salaries. Due to the salary freeze, current base salaries are on average around the 55th percentile. Towers Perrin recommended unfreezing base salaries and moving forward with normal merit increases.

Annual Incentives. The annual incentive bonus for the Company's Chief Executive Officer and most other executive officers and key employees is based on a percentage of base pay (i.e., ranging from 30% to 65% for 2003) and is determined based on the Company's actual financial and other performance in comparison to pre-established targets. The 2003 performance targets were measured in terms of the Company's achievement against targeted earnings per share and targeted scores on a customer loyalty index. For example, as to the earnings per share portion of the bonus, no bonus is paid if the Company's attainment of the target earnings per share is less than approximately 70% of target; 100% of the bonus is paid if the Company meets its target and 200% of the bonus is paid if the Company's performance is greater than approximately 125% of target. The actual bonus is calculated on a pro rata basis between these points. In making the final 2003 bonus determination, the Compensation Committee reviewed (i) the Company's financial performance against plan, and (ii) the Company's performance as compared to that of the Company's competitors. The Compensation Committee specifically considered the Company's software revenue growth, market share growth, cash growth and customer loyalty/satisfaction indices.

Long Term Incentives. Generally, stock option grants are made annually by the Compensation Committee to each of the Company's executive officers. Stock options also often are granted as an inducement upon initial hiring.

Each option grant is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the fair market value on the grant date) over a specified period of time (up to ten years). Generally, options become exercisable in installments equal to 25% of the option shares on the first anniversary of grant, and for the balance of the option shares in 36 successive equal monthly installments thereafter. Accordingly, the options will provide a return to the executive officer only if he or she remains employed by the Company during the vesting periods, and then only if the market price of the shares appreciates over the option term.

The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the individual's personal performance in recent periods, and his or her potential for future responsibility and promotion over the option term. The Compensation Committee also takes into account the number of unvested options held by the executive officer and considers the potential impact that a grant can have on an executive's motivation and future performance with the desire to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual.

Following review of proposed accounting rule changes and the Company's option overhang, and based upon recommendations of Towers Perrin, the Compensation Committee determined in March 2004 to grant restricted stock awards to the executive officers as part of the Company's long-term incentive program. The restricted stock vests in full on December 31, 2008, provided that the executive continues to be employed by the Company on such date. The restricted stock vests early, however, if the Company meets or exceeds certain targeted annual operating margins. Operating margin for these purposes is the Company's annual operating income divided by the Company's annual revenue, and the restricted stock will vest as to one-third of the number of restricted shares for each fiscal year (commencing with 2004) that the Company meets or exceeds the operating margin target.

CEO Compensation. As with all of the Company's other executive officers and at Mr. Roberts' recommendation, the Compensation Committee decided to keep 2003 base salary of Mr. Roberts, the Company's Chief Executive Officer, at the level established in December 2000 of $525,000. In setting the total compensation package of Mr. Roberts at that time, the Compensation Committee sought to make his compensation competitive when compared with the base salary levels in effect for similarly situated chief executive officers of companies in the comparison group and competitive with the surveyed values. The Compensation Committee also strived to assure that a significant percentage of Mr. Roberts' total compensation package is tied to Company performance, as measured in terms of the achievement of the Company's target earnings per share. In 2003, Mr. Roberts participated in the same bonus program as the other senior executives, discussed above.

The Compensation Committee granted options covering 60,000 shares to Mr. Roberts in December 2003 in recognition of his personal performance and leadership role in the Company. All of these options are intended to tie a significant portion of his total compensation to stockholder value since the value of those grants will depend upon the future appreciation in the market price of the Company's Common Stock.

Board Compensation. Based upon review of a survey of competitive practices prepared by their compensation consultants, the Committee recommended to the Board that the annual automatic grant of options to directors be increased from 7,000 to 10,000 options. The Board is recommending that the stockholders approve such increase as part of the Amended and Restated 2002 Incentive Award Plan.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any year. The limitation applies only to compensation that is not considered to be performance-based. The cash compensation paid to the Company's executive officers for 2003 that did not qualify as "performance based compensation" did not exceed the $1 million limit per officer. The option grants made in 2003 were structured so that any compensation would not be subject to the $1 million limitation, and the compensation deemed paid in connection with the exercise of those options will qualify as performance-based compensation which will not be subject to the $1 million limitation.

It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the Company's performance and the interests of the Company's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

Submitted by the Compensation Committee of the Company's Board of Directors:

William P. Lyons   L. George Klaus

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by the Company under those statutes, neither the preceding Compensation Committee Report on Compensation, nor the following Stock Price Performance Graph will be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

Stock Price Performance Graph

The following graph compares the five-year cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Nasdaq Stock Market Index and the Nasdaq Computer and Data Processing Services Index for the period from December 31, 1998 to December 31, 2003.

FileNet Company Performance
Comparative 5-Year Cumulative Total Return



ASSUMES $100 INVESTED ON DECEMBER 31, 1998
ASSUMES DIVIDENDS REINVESTED
YEAR ENDED DECEMBER 31, 2003

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file initial reports of ownership and reports of changes in ownership with the SEC and the Nasdaq National Market. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of copies of such forms received with respect to the year 2003 and the written representations received from certain reporting persons that no other reports were required, the Company believes that all directors, executive officers and persons who own more than 10% of the Company's Common Stock have complied with the reporting requirements of Section 16(a).

RELATED PARTY TRANSACTIONS

On June 5, 2002, the Board approved a secured loan by the Company of $1.9 million to enable Mr. Roberts, the Company's Chief Executive Officer, to purchase a home in Orange County, California. The loan bears interest at 2.89% per annum (applicable short-term Federal interest rate). Accrued interest on the principal balance of this note is payable annually beginning February 15, 2003 and on each February 15th thereafter until the entire principal balance becomes due. The entire outstanding principal balance and any accrued interest is due and payable at the earliest of (a) June 7, 2005, (b) one year after termination of Mr. Roberts' employment by the Company, or (c) ninety (90) days after voluntary termination of employment by Mr. Roberts. Mr. Roberts paid the February 15, 2003 and February 15, 2004 interest payments of approximately $37,000 and $53,500, respectively, and in December 2003 made a payment of approximately $294,000 toward the principal loan balance of $1.9 million. The outstanding balance as of December 31, 2003 was approximately $1.6 million.

CODE OF ETHICS

The Company has adopted Values and Standards of Business Conduct ("Code of Ethics") that applies to the Company's officers, directors and employees. The Company's Code of Ethics, as applied to the Company's Chief Executive Officer, senior financial officers, principal accounting officer, controller and other senior financial officers is intended to comply with the requirements of Section 406 of the Sarbanes-Oxley Act. The Company's Code of Ethics has been filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. In addition, a copy of the Code of Ethics will be provided without charge upon request to the Corporate Secretary, FileNet Corporation, 3565 Harbor Boulevard, Costa Mesa, California 92626. The Company intends to timely disclose any amendments to or waivers of certain provisions of the Company's Code of Ethics applicable to the Company's Chief Executive Officer, senior financial officers, principal accounting officer, controller and other senior financial officers on the Company's website at www.filenet.com.

Proposal 1

<u>ELECTION OF DIRECTORS</u>

The Company's stockholders are being asked to elect six directors for the ensuing year or until the election and qualification of their respective successors. Directors are elected at each Annual Meeting of Stockholders and hold office until their successors are duly elected and qualified at the next Annual Meeting of Stockholders. Pursuant to the Company's Bylaws and a resolution adopted by a majority of the authorized number of directors, the authorized number of members of the Board of Directors has been set at six.

Based upon the recommendation of the Nominating Committee, the following persons have been nominated for re-election to the Board of Directors at this 2004 Annual Meeting of Stockholders.

Name, Age, Principal Occupation or Position, and Directorships of Other Publicly Owned Companies	Year Became Director
L. George Klaus, 63, Chairman, President and Chief Executive Officer of Epicor Software Corporation (formerly Platinum Software Corporation) since February 1996. Mr. Klaus also currently serves as a director of Epicor Software.	1998
William P. Lyons, 59, Consultant advising private companies and their Boards on strategic issues since May 2003. Mr. Lyons served as President, Chief Executive Officer and a director of Caminus Corporation, an integrated software company providing solutions for the energy markets, from July 2002 to April 2003 when the company was sold to SunGard Data Systems. From January 2001 to July 2002, when it was sold to Ratimal Software, Mr. Lyons served as President, Chief Executive Officer and a director of NeuVis Inc., an Internet Rapid Application Development (I-Rad) company. From February 1998 to January 2001, Mr. Lyons served as President, Chief Executive Officer and a director of Finjan Software, Inc.	1992
Lee D. Roberts, 51, Chairman of the Board of the Company since December 2000 and Chief Executive Officer since April 1998. Mr. Roberts served as the Company's President from May 1997 to October 2000 and as the Company's Chief Operating Officer from May 1997 until April 1998. Mr. Roberts has also served as a director of the Company since May 1998. Prior to joining the Company in May 1997, Mr. Roberts was employed by IBM for over 20 years, serving most recently as General Manager and Vice President, Worldwide Marketing and Sales for the Networking Division of IBM. Mr. Roberts also currently serves as a director of Noetix Software and Message Gate Inc.	1998
John C. Savage, 56, Managing Director of Alliant Partners, an investment banking firm, since June 1998. Since the acquisition of Alliant Partners by Silicon Valley Bankshares in September 2001, Mr. Savage has been a Managing Director of Alliant Partners. From 1990 to July 1998, Mr. Savage served as Managing Partner of Glenwood Capital Partners and Managing Director of its successor, Redwood Partners, LLC, both venture buy-out firms.	1982
Roger S. Siboni, 49, Chairman of the Board of Epiphany, Inc. since July 2003. Mr. Siboni served as President, Chief Executive Officer and a director of Epiphany, Inc. from August 1998 to July 2003. From October 1996 to August 1998, Mr. Siboni was Deputy Chairman and Chief Operating Officer of KPMG Peat Marwick LLP, a member firm of KPMG International. From 1993 to October 1996, Mr. Siboni was Managing Partner of KPMG Peat Marwick LLP, Information, Communication and Entertainment practice. Mr. Siboni also currently serves as a director of Cadence Design Systems, Inc.	1998

Theodore J. Smith, 74, Chairman of the Board of the Company from its inception in 1982 to   1982
December 2000 and has been a director of the Company since 1982. Mr. Smith served as the
Chief Executive Officer of the Company from its inception in 1982 to April 1998, and
President of the Company from 1982 to May 1997. Mr. Smith is also currently a director of
Intershop Communications, A.G.

Except as otherwise indicated, during the past five years, each of the nominees has held the same position with the same entities as listed above.

The Board of Directors held seven meetings and met in two executive sessions during the year ended December 31, 2003. All of the Company's directors attended or participated in at least 75% of the aggregate number of meetings of the Board of Directors. Each director attended at least 75% of the aggregate number of meetings of those committees of the Board of Directors on which such person served, which were held during such period.   Each Board member is expected to attend the annual meeting of stockholders; provided, however, that members may attend such annual meeting by telephone or video conference if necessary to mitigate conflicts. All directors attended the 2003 annual meeting of stockholders, except Mr. Siboni.

Communications with the Board of Directors

The Board believes management speaks for the Company. Inquiries from institutional investors, the media, employees and others should be referred to the Chief Executive Officer or other appropriate officers of the Company.   Individual Board members may, from time to time, meet or otherwise communicate with various constituencies of the Company, but the Board expects that this would be done only with its concurrence or that of management.

Director Independence

The Board has adopted the standards of the National Association of Securities Dealers and reviews all commercial and other relationships of each director in making its determination as to the independence of its directors. The Board has determined that each of Messrs. Klaus, Lyons, Savage, Siboni and Smith qualify as independent under requirements of the National Association of Securities Dealers.

Committees of the Board of Directors

Audit Committee. The Audit Committee currently consists of three directors, Messrs. Lyons, Savage and Siboni, with Mr. Savage serving as the Chairman, all who have been determined by the Board to be independent (as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards) and under SEC Rule 10A-3. The Board of Directors has also determined that each of Messrs. Lyons, Savage and Siboni qualify as audit committee financial experts within the meaning of SEC rules. The Audit Committee held nine meetings during the year ended December 31, 2003.

The Audit Committee's responsibilities include, but are not limited to, selecting the Company's independent public accountants, as well as reviewing (i) the scope and results of the audit engagement with the independent public accountants and management, (ii) the adequacy of the Company's internal accounting control procedures, (iii) the independence of the independent public accountants, and (iv) the range of audit and non-audit fees charged by the independent public accountants. The Board of Directors of the Company adopted an Audit Committee charter in December 2000 and a revised charter in July 2003, a copy of which is attached as Appendix A, in order to satisfy the applicable requirements of the Sarbanes-Oxley Act of 2002 and the National Association of Securities Dealers.

Compensation Committee.   During 2003, Messrs. Lyons and Klaus comprised the Compensation Committee, with Mr. Lyons serving as the Chairman. The Compensation Committee held nine meetings during the year ended December 31, 2003.

The Compensation Committee is responsible for, among other things:

- Reviewing, establishing and revising the compensation policy for the Company's officers;

- Producing an annual report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations;

- Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, evaluating the performance of these officers in light of those goals and objectives and setting the compensation of these officers based on the evaluation, and other relevant factors;

- Reviewing and approving the Company's benefit plans and perquisites that apply to executive officers and making recommendations to the board of directors;

- Making awards under and acting as administrator of the Company's 1998 Employee Stock Purchase Plan, as amended, 1995 Stock Option Plan, as amended, and Amended and Restated 2002 Incentive Award Plan;

- Reviewing the amount and composition of director compensation and making recommendations to the board of directors; and

- Performing other related functions upon request of the Board of Directors.

In addition, in December 1999, the Board of Directors granted Mr. Roberts separate but concurrent authority with the Compensation Committee to make discretionary option grants to eligible individuals, other than executive officers and Board members, subject to a limitation of 20,000 shares per individual employee grant, that are to be made no more than once per calendar month, on the first market trading day of each month, and that shall comply with express terms and conditions of the applicable plan under which such grants are made. Mr. Roberts acted under this authority on twelve occasions during 2003.

The Nominating/Corporate Governance Committee. The Company has a standing Nominating Committee. The Nominating Committee/Corporate Governance Committee's charter is available on the Company's website at www.filenet.com. The Nominating/Corporate Governance Committee currently consists of Messrs. Siboni, Savage, Smith and Klaus, with Mr. Siboni serving as the Chairman, all of whom are independent as defined by the National Association of Securities Dealers. The Nominating/Corporate Governance Committee held two meetings during the fiscal year ended December 31, 2003.

The Nominating/Corporate Governance Committee is responsible for, among other things:

- Identifying individuals who are qualified to be members of the board of directors and selecting, or recommending that the board select, the nominees for directorships;

- Developing and recommending to the board of directors a set of corporate governance principles applicable to the Company;

- Establishing the criteria and procedures for selecting new directors;

- Overseeing the process for evaluating the board of directors and management; and

- Reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating and corporate governance committee with its charter.

The Nominating Committee has adopted a set of corporate governance principles that address the composition of the Board, orientation and continuing education of the Board, Board meetings, Board committees, management succession, Board self-evaluation and expectation of directors. The Corporate Governance Guidelines are available on the Company's website at www.filenet.com.

The Nominating Committee will consider recommendations for director nominations by stockholders who have held the Company's common stock for at least one year and who hold a minimum of 1% of the Company's outstanding voting securities. All recommendations should be submitted to the Nominating Committee care of the Company's Secretary. The stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes this candidate is qualified for service on the Company's Board. The stockholder must also provide such other information about the candidate that would be required by the Securities and Exchange Commission rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any relationships, arrangements or undertakings between the stockholder and the candidate regarding the nomination or otherwise. The stockholder must also submit proof of Company stockholdings. All communications are to be directed to the Chairperson of the Nominating Committee, care of the Corporate Secretary, FileNet Corporation. Recommendations received after 120 days prior to the mailing of proxy will likely not be considered timely for consideration at that year's annual meeting.

The Nominating Committee focuses on the following criteria in determining whether the candidate is qualified to serve on the Board: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the communities in which the Company does business and in the Company's industry or other industries relevant to the Company's business; (iii) ability and willingness to commit adequate time to the Board and committee matters; (iv) the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; (v) diversity of viewpoints, background and experience; and (vi) leadership.

The Nominating Committee reviews each existing director whose term is set to expire and considers the following in determining whether to recommend the re-election of that director: (i) the director's overall effectiveness; and (ii) whether changes in employment status, health, community activity or other factors may impair the director's continuing contributions to the Board. The Nominating Committee applies the same criteria to nominees recommended by stockholders as to new candidates recommended by the Nominating Committee.

The Company's Bylaws allow stockholders entitled to vote in the election of directors to submit nominations for the election of directors. Nominations must forwarded in writing to the Corporate Secretary of the Company so that the nomination is received no later than 90 days prior to the annual meeting. In the event less than 100 days notice of the date of the meeting is given to stockholders, notice must be received no later than the tenth day following the day on which notice of the meeting is given. Each notice must set forth (a) the name and address of the stockholder and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Company; (c) a description of all arrangements or understandings between the stockholder and each nominee; (d) other information regarding each nominee as is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Company if elected. Please refer to the Company's Bylaws for complete information.

Notices should be directed to the attention of the Corporate Secretary, FileNet Corporation, 3565 Harbor Boulevard, Costa Mesa, California 92626.

Board Compensation and Benefits

Each director who is not an employee of the Company is reimbursed for actual expenses incurred in attending Board meetings. In addition, each non-employee director received the following compensation for his Board service during 2003: (i) an annual retainer fee of $24,000; (ii) a fee of $3,000 for each Board meeting attended; and (iii) a fee of $2,000 for each Committee meeting attended which was not held on the same day as a Board meeting.

At the 2003 Annual Stockholders Meeting held on May 7, 2003, Messrs. Lyons, Klaus, Savage, Siboni and Smith each automatically received, upon their reelection to the Board, a stock option to purchase 7,000 shares of the Company's Common Stock under the automatic option grant provisions in effect for non-employee Board members under the 2002 Incentive Award Plan. Each option has an exercise price of $15.68 per share, representing the fair market value per share of Common Stock on the grant date. Each option vests in four successive equal annual installments on the anniversary of option grant date, subject to the optionee's continued service on the Board. The option has a maximum term of ten years measured from the grant date, subject to earlier termination following the optionee's cessation of Board service. Based upon the recommendations of the Compensation Committee, the Board recommends that the stockholders approve an increase in the annual automatic grant of options to directors from 7,000 to 10,000 shares, which increase is part of the Amended and Restated 2002 Incentive Award Plan. See "Proposal 2 – Approval of the Amended and Restated 2002 Incentive Award Plan."

Required Vote for Approval and Recommendation of the Board of Directors

Directors will be elected by an affirmative vote of a plurality of the shares of voting stock present and entitled to vote, in person or by proxy, at the Annual Meeting. Abstentions or Broker Non-Votes as to the election of directors will not affect the election of the candidates receiving the plurality of votes.

Unless instructed to the contrary, the shares represented by the proxies will be voted FOR the election of the six nominees named above as directors. Although it is anticipated that each nominee will be able to serve as a director, should any nominee become unavailable to serve, the proxies will be voted for such other person or persons as may be designated by the Company's Board of Directors. As of the date of this Proxy Statement, the Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ALL SIX NOMINEES NAMED ABOVE.

Proposal 2

APPROVAL OF THE AMENDED AND RESTATED 2002 INCENTIVE AWARD PLAN

The Company's stockholders are being asked to approve the Amended and Restated 2002 Incentive Award Plan, which is an amendment and restatement of the Company's 2002 Incentive Award Plan (the "Amended Incentive Plan"). The 2002 Incentive Plan was adopted by the Board of Directors on March 28, 2002 and became effective on May 22, 2002 (the "Effective Date"). On February 25, 2004, the Board approved amendments to the 2002 Incentive Plan, subject to stockholder approval, that, in part, provide for:

- an increase of the number of shares of Common Stock available for issuance thereunder by an additional 2,000,000 shares, from 2,800,000 to 4,800,000 shares;

- an increase of the number of shares that may be awarded as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments from 140,000 shares to 700,000 shares, an increase of 560,000 shares;

- an increase of the number of shares automatically granted annually to independent directors from 7,000 to 10,000 shares; and

- a termination date for the Plan of February 24, 2014.

As of March 16, 2004, 389,398 shares remain available for grant under the Amended Incentive Plan, of which 7,500 shares remain available for grant as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments, each without giving effect to the proposed increases. The text of the amended and restated Amended Incentive Plan is attached as Appendix B.

The amendments allow the Company to continue to provide eligible employees of the Company and its participating affiliates with the opportunity to acquire a proprietary interest in the Company through participation in a comprehensive equity incentive program and will allow the Company to continue to retain, motivate and attract qualified non-employee directors.

The following is a summary of the principal features of the Amended Incentive Plan. The summary, however, does not purport to be a complete description of all the provisions of the Amended Incentive Plan. Any stockholder of the Company who wishes to obtain a copy of the actual plan document may do so upon written request to the Corporate Secretary at the Company's principal executive offices in Costa Mesa, California.

General Nature of the Amended Incentive Award Plan

The principal purposes of the Amended Incentive Plan are to provide incentives for independent directors, consultants and key employees of the Company and its subsidiaries to further the growth, development and financial success of the Company by personally benefiting through the ownership of Company stock, and to obtain and retain the services of such individuals who are considered essential to the long range success of the Company through the grant or issuance of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, dividend equivalents, deferred stock and stock payments (collectively, "Awards").

Shares Reserved

Under the Amended Incentive Plan, the aggregate number of shares of Common Stock that may be issued upon the exercise of options or any other Award is 4,800,000 shares, which includes the 2,000,000 share increase for which stockholder approval is sought under this proposal. The number of shares that may be issued as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments is 700,000 shares, which includes the 560,000 share increase for which stockholder approval is being sought under this proposal. After giving effect to the proposed amendment, approximately 2,389,398 shares would be available for grant under the Amended Incentive Plan, of which 567,500 shares would be available for grant as Restricted Stock, Restricted Stock Units, Deferred Stock, Performance Awards and Stock Payments. The Amended Incentive Plan limits the number of Awards that may be granted to any one individual during any calendar year to 400,000 shares and the amount of performance awards is limited to $750,000 per employee during any calendar year.

On March 16, 2004, the average of the high and low price of a share of the Company's Common Stock on the Nasdaq Stock Market was $24.94.

The shares of Common Stock available for issuance under the Amended Incentive Plan may be either previously authorized and unissued shares or treasury shares. The Amended Incentive Plan provides for appropriate adjustments in the number and kind of shares subject to the Amended Incentive Plan and to outstanding Awards thereunder in the event of a stock split, stock dividend and certain other types of transactions. Available for future issuance under the Plan are (i) shares subject to expired, exchanged or canceled Options; (ii) shares subject to restricted stock or other Awards which are forfeited by the Participant or repurchased by the Company; (iii) shares subject to Awards which terminate without payment being made; and (iv) shares delivered by the Participant or withheld by the Company upon exercise or purchase of any Award in payment of the exercise or purchase price of such Award or any related tax-withholding obligation.

Administration

The Amended Incentive Plan is generally administered by the Compensation Committee, consisting of at least two members of the Board who are both "non-employee" directors for purposes of Rule 16b-3 of the Exchange Act and "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). However, with respect to grants under the Amended Incentive Plan to independent directors, the Board as a whole shall administer the Amended Incentive Plan. The Compensation Committee, however, has the power to delegate authority for administration of the Plan as to Awards made to certain employees to a committee comprised of one or more of the Company's executive officers. The Committee, the subcommittee and the Board are collectively referred to as the "Administrator" herein.

The Administrator is authorized to determine the individuals who will receive Awards (the "Participants"), when they will receive Awards, the number of shares to be subject to each Award, whether Options are to be incentive stock options or non-qualified stock options and whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Internal Revenue Code; the price of the Awards granted, payment terms, payment method, vesting requirements, including any specific performance goals and any Performance Criteria (as defined) to be used, any vesting acceleration provisions and the expiration date applicable to each Award. The Administrator is also authorized to adopt, amend and rescind rules relating to the administration of the Amended Incentive Plan.

Eligibility

Awards under the Amended Incentive Plan may be granted to employees of the Company or any of its present or future subsidiaries, consultants to the Company and Independent Directors. More than one Award may be granted to an employee, consultant or Independent Director. As of March 16, 2004, six executive officers, five non-employee Board members and approximately 1,700 other employees and consultants were eligible to participate in the Amended Incentive Plan.

Awards Under the Amended Incentive Plan

The Amended Incentive Plan provides that the Committee may grant options (both incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code and options that do not qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code ("NSOs" or "non-qualified options") and restricted stock. Each Award grant will be set forth in both a notice of grant and option agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award.

For purposes of the Amended Incentive Plan, "fair market value" means the average of the high and low selling prices of a share of Common Stock as of a given date.

Nonqualified Stock Options. Nonqualified Stock Options provide for the right to purchase Common Stock at a specified price which may not be less than 85% of the fair market value of the Company's common stock on the date of grant, and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date. NSOs may be granted for any term not exceeding ten years after the grant date, as specified by the Committee.

Incentive Stock Options. Incentive Stock Options ("ISOs") will be designed to comply with the provisions of the Internal Revenue Code and will be subject to certain restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Amended Incentive Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire no later than the fifth anniversary of the date of its grant. The aggregate fair market value (determined at the time of grant) of shares with respect to which an ISO (as defined herein) is first exercisable by an optionee (i.e., "vests") during any calendar year cannot exceed $100,000.

Automatic Grant of Options to Independent Directors. The Amended Incentive Plan provides for automatic grants to Independent Directors of NSOs to purchase 10,000 shares (which includes the 3,000 share increase for which stockholder approval is being sought under this proposal) on the date of each annual meeting of stockholders (1) at which the Independent Director is reelected to the Board and (2) at which the Independent Director is elected to the Board, provided such person has served as an Independent Director for at least 6 months prior to the annual meeting of stockholders. Additionally, during the term of the Amended Incentive Plan, the Plan automatically grants to any person who is initially elected or appointed to the Board after May 22, 2002 and who is an Independent Director at the time of such initial election or appointment an option to purchase 25,000 shares on the date of such initial election or appointment. Options automatically granted to Independent Directors have an exercise price equal to the fair market value of the Company's common stock on the date of grant, and vest in equal annual installments of 25% from the date of grant, subject to accelerated vesting upon the happening of certain events including any change in control or corporate transactions (as defined). The Independent Director shall have until the earlier of (i) ten years following option grant date or (ii) 12 months following cessation of Board Service, to exercise his or her vested options The Board may also grant options to Independent Directors from time to time, on such terms as the Board deems appropriate.

Restricted Stock and Restricted Stock Units. Restricted stock may be sold to Participants at various prices or granted in connection with the performance of services and made subject to such conditions and restrictions as may be determined by the Administrator. Restricted stock, typically, may be repurchased by the Company at the original purchase price or otherwise subject to forfeiture, if the conditions or restrictions are not met. Restricted stock units are granted in connection with the performance of services and made subject to such conditions and restrictions as may be determined by the Administrator. Restricted stock units are subject to forfeiture if the conditions or restrictions are not met. In general, restricted stock and restricted stock units may not be sold, or otherwise transferred or hypothecated, until all restrictions are removed or expire. Holders of restricted stock will have voting rights and will receive dividends prior to the time the restrictions lapse. Holders of restricted stock units, however, will not have voting rights nor have other rights as a stockholder, unless otherwise provided by the Administrator.

To the extent that the Administrator determines that it is desirable for a grant of restricted stock or restricted stock units to qualify as "performance based" compensation under Internal Revenue Code Section 162(m), such grant of shall be subject to vesting only upon attainment of performance goals, which are pre-established by the Administrator based on the Performance Criteria set forth in the Amended Incentive Plan.

Stock Appreciation Rights. A Stock Appreciation Right ("SAR") may be granted in connection and simultaneously with the grant of an option, or with respect to a previously granted option, or independent of an option. The Administrator determines the terms and conditions of an SAR. A coupled SAR is related to a particular option, is granted for no more than the number of shares subject to the simultaneously or previously granted option, and is exercisable only when and to the extent that the Participant may exercise the related option. An independent SAR is unrelated to any option, and has terms (including the number of shares of common stock covered and the vesting installments) that are set by the Administrator. Payment for SARs may be in cash, common stock or a combination of both, as determined by the Administrator.

Deferred Stock. Deferred stock may be awarded to Participants, typically without payment of consideration, but subject to vesting conditions based upon a vesting schedule or performance criteria established by the Administrator. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

Performance Awards. The value of a Performance Award may be linked either to the Performance Criteria specified in the Amended Incentive Plan or to any other performance criteria determined appropriate by the Administrator. In making such determinations, the Administrator considers, among other factors, the Participant's contributions, responsibilities and other compensation received. The maximum amount of cash bonuses that may be paid as a Performance Award is limited to $750,000 per calendar year per person.

Dividend Equivalents. Dividend Equivalents are based on the dividend declared on the Company's common stock and are credited as of dividend payment dates, as specified in the Amended Incentive Plan. Such Dividend Equivalents are converted to cash or additional shares of the Company's common stock by such formula, at such time and subject to such limitations as may be determined by the Administrator.

Stock Payments. The number of shares for Stock Payments awarded under the Amended Incentive Plan is determined by the Administrator and may be linked to the market value, book value, net profits or other measure of the value of common stock or other specific Performance Criteria determined to be appropriate by the Administrator.

Performance Criteria. The performance goal upon which awards intended to qualify as performance-based compensation under Section 162(m) of the Code may be based upon any of the following business criteria with respect to the Company, any subsidiary or any division or operating unit thereof, as the Administrator may determine: (1) net income; (2) pre-tax income; (3) operating income; (4) cash flow; (5) earnings per share; (6) return on equity; (7) return on invested capital or assets; (8) cost reductions or savings; (9) funds from operations; (10) appreciation in the fair market value of Common Stock; or (11) earnings before any one or more of interest, taxes, depreciation or amortization (the "Performance Criteria").

Payment for Shares

The exercise price for all options may be paid in full in cash at the time of exercise, or if permitted by the Committee in its discretion (1) by delay in payment for up to 30 days, (2) by delivery of Common Stock owned by the Participant for at least six months, or the surrender of shares of common stock then issuable upon exercise of the option, in each case having a fair market value on the date of exercise equal to the aggregate exercise price of the exercised option; (3) by a full recourse promissory note bearing interest at a market rate of interest; (4) by an irrevocable instruction to a broker to exercise the option and deliver to the Company sale or loan proceeds to pay for all of the Common Stock acquired by exercising the options and any tax withholding obligations resulting from such exercise, (5) by delivery of other property of any kind which constitutes good and valuable consideration, or (6) any combination of the foregoing. In the discretion of the Administrator, restricted stock awards may be made for a purchase price or in consideration of performance of prior services for the Company or any subsidiary.

Amendment and Termination

The Administrator may terminate the Amended Incentive Plan at any time. The Administrator may also amend the Plan wholly or in part at any time, however, the board of directors must obtain stockholder approval in order to (i) increase the number of shares of common stock subject to the Amended Incentive Plan or the maximum number of shares of common stock which may be awarded to any individual during any calendar year, except for any increase or other change due to stock dividends, split-ups, consolidations, recapitalizations, reorganization or like events; or (ii) amend the Amended Incentive Plan in a manner that requires stockholder approval under applicable law. Amendments of the Amended Incentive Plan will not, without the consent of the Participant, affect such person's rights under an Award previously granted, unless the Award itself otherwise expressly so provides.

No Awards may be granted under the Amended Incentive Plan after February 24, 2014, which includes the extension of the termination date of the Plan for which stockholder approval is being sought under this proposal. The Board may terminate the Amended Incentive Plan at any time prior to such date with respect to the shares that are not then subject to Awards. Termination of the Amended Incentive Plan will not affect the rights and obligations of any Participant with respect to Awards granted before termination.

Terms of Awards

The dates on which options or other Awards under the Amended Incentive Plan first become exercisable and on which they expire will be set forth in individual Award notices and agreements setting forth the terms of the Awards. These Agreements generally will provide that options and other Awards expire upon termination of the Participant's employment, although the Administrator may provide that such options or other Awards continue to be exercisable following a termination, or because of the grantee's retirement, death, disability or otherwise. Similarly, restricted stock granted under the Amended Incentive Plan which has not vested generally will be subject to repurchase by the Company in the event of the grantee's termination of employment, although the Administrator may make exceptions, based on the reason for termination, or on other factors.

In the event of certain stated events in the Amended Incentive Plan which may affect the Company, such as merger, consolidation, liquidation, dissolution or sale of all or substantially all the assets of the Company, the Administrator in its sole discretion may take certain actions with respect to Awards under the Amended Incentive Plan, including acceleration of the exercisability of any options or the vesting in any restrictions on restricted stock, the purchase of outstanding Awards, the substitution, assumption or replacement of any awards, and other similar adjustments to facilitate any such transactions. The Administrator may also provide that all Awards shall cease to be outstanding following such events.

In consideration of the granting of a stock option or shares of restricted stock, the Participant must agree in the written agreement embodying such Award to remain in the employ of or to continue to be of service to, the Company or a subsidiary. No Award under the Amended Incentive Plan may be assigned or transferred by the Participant, except by will or the laws of intestate succession, or, with the consent of the Administrator, pursuant to a Domestic Relations Order or to certain family member trusts without consideration therefore.

Miscellaneous Provisions

In the event that the outstanding shares of Common Stock of the Company are changed into or exchanged for a different number or kind of shares of capital stock or other securities of the Company by reason of merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend, combination of shares, or otherwise, the number and kind of shares covered by the Amended Incentive Plan, the maximum number of shares that may be granted during any calendar year, the number and kind of shares covered by, and the exercise or purchase price of, each outstanding option and other award, and other limitations on shares applicable under the Amended Incentive Plan, shall be proportionately adjusted.

New Plan Benefits

Under the Amended Incentive Plan, non-employee directors will automatically be granted 10,000 instead of 7,000 shares annually, commencing with this 2004 annual meeting, at an exercise price equal to the fair market value of the Common Stock on the date of grant.

Certain Federal Income Tax Consequences

The federal income tax consequences of the Amended Incentive Plan under current federal income tax law are summarized in the following discussion that deals with the general tax principles applicable to the Amended Incentive Plan, and is intended for general information only. In addition, the tax consequences described below are subject to the limitations of Internal Revenue Code Section 162(m), as discussed in further detail below. Alternative minimum tax and other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.

Nonqualified Stock Options. For federal income tax purposes, the recipient of NSOs granted under the Amended Incentive Plan will not recognize taxable income upon the grant of the option, nor will the Company then be entitled to any deduction. Generally, upon exercise of NSOs, at the time of transfer of the stock, the optionee will recognize ordinary income, and the Company will be entitled to a deduction, in an amount equal to the fair market value of the stock at the date of transfer, less the option exercise price.

Incentive Stock Options. An optionee generally will not recognize taxable income upon either the grant or exercise of an ISO. However, the amount by which the fair market value of the stock at the time of transfer exceeds the option exercise price will be an "item of tax adjustment" for the optionee. Generally, upon the sale or other taxable disposition of the stock acquired upon exercise of an ISO, the optionee will recognize income taxable as capital gains in an amount equal to the excess, if any, of the amount realized in such sale or disposition over the option exercise price, provided that the sale or disposition of the stock does not occur within either (a) two years from the date of grant of the ISO or (b) one year after the date of transfer of the stock upon exercise. If the stock is sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the excess of the fair market value of the stock on the date of transfer generally will be taxable as ordinary income; the balance of the amount realized from such sale or disposition, if any, generally will be taxed as capital gain. If the stock is sold or disposed of before the expiration of the one-year and two-year periods and the amount realized is less than the fair market value of the shares at the date of transfer, the optionee's ordinary income generally is limited to the excess, if any, of the amount realized in such transfer over the option exercise price paid. The Company (or other employer corporation) generally will be entitled to a tax deduction with respect to an ISO only to the extent the optionee has ordinary income upon sale or other disposition of the stock.

An Option will only qualify as an ISO to the extent that the aggregate fair market value of the shares with respect to which the Option becomes exercisable for the first time in any calendar year is equal to or less than $100,000. For purposes of this rule, the fair market value of shares shall be determined as of the date the Option is granted. To the extent an Option is exercisable for shares in excess of this $100,000 limitation, the excess shares shall be taxable under the rules for "Nonqualified Stock Options," described above.

Restricted Stock. A Participant to whom restricted stock is issued will not generally recognize taxable income upon issuance or purchase of the restricted stock, and the Company generally will not then be entitled to a deduction, unless an election is made by the Participant with respect to restricted stock under Section 83(b) of the Internal Revenue Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture or are transferable, the Participant generally will recognize ordinary income, and the Company generally will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the Participant generally will recognize ordinary income on the date of issuance or purchase of the restricted stock, equal to the excess, if any, of the fair market value of the shares at that date over the purchase price, and the Company will be entitled to a deduction for the same amount.

Restricted Stock Units and Deferred Stock. No taxable income is generally recognized by the Participant upon the award of restricted stock units or deferred stock. When restricted stock units vest, and the Company's shares are issued to the Participant, the Participant generally will recognize ordinary income, and the Company generally will be entitled to a deduction, for the amount equal to the fair market value of the shares at the date of issuance. When deferred stock vests and is issued to the Participant, the Participant generally will realize ordinary income and the Company generally will be entitled to a deduction in an amount equal to the fair market value of the shares at the date of issuance. The Internal Revenue Code does not permit a Section 83(b) election to be made with respect to deferred stock or restricted stock units.

Stock Appreciation Rights. No taxable income is generally recognized by the Participant upon the receipt of an SAR, but upon exercise of the SAR the fair market value of the stock (or cash in lieu of stock) received generally will be taxable as ordinary income to the Participant in the year of such exercise. The Company generally will be entitled to a compensation deduction for the amount that the Participant recognizes as ordinary income.

Dividend Equivalents. A recipient of a dividend equivalent award will not realize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When a dividend equivalent is paid, the Participant will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Performance Awards. A Participant who has been granted a performance award will not realize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When an award is paid, whether in cash or stock, the Participant will have ordinary income (in the case of stock, in the amount of the fair market value of the stock) and the Company will be entitled to a corresponding deduction.

Stock Payments. A Participant who receives a stock payment will recognize ordinary income when the stock payment is made equal to the fair market value of the stock, and the Company will have a deduction in the same amount.

Section 162(m). Under Internal Revenue Code Section 162(m), in general, income tax deductions of publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and nonqualified benefits) for certain executive officers exceeds $1 million in any one taxable year. However, under Internal Revenue Code Section 162(m), the deduction limit does not apply to certain "performance-based" compensation established by an independent compensation committee which conforms to certain restrictive conditions stated under the Internal Revenue Code and related regulations. The Amended Incentive Plan has been structured with the intent that Awards granted under the Amended Incentive Plan may meet the requirements for "performance-based" compensation and Internal Revenue Code Section 162(m). To the extent granted at a fair market value exercise price, options granted under the Amended Incentive Plan are intended to qualify as "performance-based" under Section 162(m) of the Internal Revenue Code. Restricted Stock and other awards granted under the Amended Incentive Plan may qualify as "performance-based" under Internal Revenue Code Section if such awards vest based solely upon the Performance Criteria and the other requirements for qualification as "performance-based" compensation are met.

Required Vote for Approval and Recommendation of the Board of Directors

The affirmative vote of a majority of the Company's voting stock present or represented and entitled to vote at the Annual Meeting is required for approval of the Amended Incentive Plan. Abstentions on this proposal will be counted for purposes of determining the total number of shares that voted on the proposal and thus will have the effect of a vote against the proposal. Broker Non-Votes will not be deemed to be entitled to vote for purposes of determining whether stockholder approval of this proposal has been obtained and will have no effect on the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE AMENDED AND RESTATED 2002 INCENTIVE AWARD PLAN.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to FileNet Corporation's audited financial statements for the year ended December 31, 2003, which include the consolidated balance sheets of the Company as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2003, and the notes thereto.

Review with Management. The Audit Committee has reviewed and discussed the Company's audited financial statements with management.

Review and Discussions with Independent Accountants. The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent accountants, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The Audit Committee has also received written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with Deloitte & Touche LLP their independence from the Company.

Conclusion. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Submitted by the Audit Committee of the Company's Board of Directors:

> John C. Savage
> William P. Lyons
> Roger S. Siboni

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by the Company under those statutes, the preceding Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will such report be incorporated by reference into any future filings made by the Company under those statutes.

FEES BILLED TO THE COMPANY BY DELOITTE & TOUCHE LLP DURING 2003

The following table summarizes the aggregate fees billed to FileNet Corporation by its independent auditor, "Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates" (collectively, "Deloitte & Touche"):

Fee Category	2003	2002
Audit Fees (a)	$544,341	$470,893
Audit-Related Fees (b)	46,407	109,068
Tax Fees (c)	160,264	260,045
All Other Fees (d)	16,700	0
Total	$767,712	$840,006

(a) Fees for audit services billed in 2003 and 2002 consisted of:
- Audit of the Company's annual financial statements
- Reviews of the Company's quarterly financial statements
- Consents and other services related to Security and Exchange Commission ("SEC") matters

(b) Fees for audit-related services billed in 2003 and 2002 consisted of:
- Audits and/or due diligence associated with mergers/acquisitions
- Financial accounting and reporting consultations
- Sarbanes-Oxley Act, Section 404 advisory services
- Employee benefit plan audits

(c) Fees for tax services billed in 2003 and 2002 consisted of tax compliance and tax planning and advice:
- Fees for tax compliance services totaled $160,064 and $260,045 in 2003 and 2002, respectively.
- Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings and consisted of:
  1. Federal, state and local income tax return assistance
  2. Assistance with tax return filings in certain foreign jurisdictions
  3. Research and assistance with executive compensation and other employment tax reporting issues
  4. Requests for technical advice from taxing authorities
  5. Assistance with tax audits and voluntary disclosures with tax authorities
  6. Preparation of expatriate tax returns

(d) Fees for all other services billed in 2003 consisted of permitted non-audit services, such as:
- Transfer price documentation for software license

In considering the nature of the services provided by the independent auditor, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent auditor and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the U.S. Securities and Exchange Commission (the "SEC") to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by the independent auditor in 2003 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee on May 1, 2003. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditor may perform up to a pre-determined dollar limit per project. The policy requires that prior to the beginning of each fiscal year, a description of the material services (the "Service List") expected to be performed by the independent auditor in each of the Disclosure Categories in the following fiscal year be presented to the Audit Committee for approval.

Any requests for audit, audit-related, tax, and other services not contemplated on the Service List or exceeding the pre-determined dollar limit per project must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific pre-approval. On a quarterly basis, the Audit Committee reviews the status of services and fees incurred year-to-date against the original Service List and the forecast of remaining services and fees for the fiscal year.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

The firm of Deloitte & Touche LLP, the Company's independent accountants for the year ended December 31, 2003, was selected by the Board of Directors, upon recommendation of the Audit Committee, to act in the same capacity for the year ending December 31, 2004. Neither the firm nor any of its members has any relationship with the Company or any of its affiliates except in the firm's capacity as the Company's auditor.

In the event that the stockholders do not approve the selection of Deloitte & Touche LLP, the appointment of the independent accountants will be reconsidered by the Board of Directors. Even if the selection is ratified, the Board of Directors in its discretion may direct the appointment of a different independent accounting firm at any time during the year if the Board of Directors believes that such a change would be in the best interests of the Company and its stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make statements if they so desire and respond to appropriate questions from the stockholders.

Stockholder Ratification

The affirmative vote of a majority of the Company's voting stock present or represented and entitled to vote at the Annual Meeting is required for ratification of the appointment of Deloitte & Touche LLP to serve as the Company's independent accounts for 2004. Abstentions on this proposal will be counted for purposes of determining the total number of shares that voted on the proposal and thus will have the effect of a vote against the proposal. Broker Non-Votes will not be deemed to be entitled to vote for purposes of determining whether stockholder approval of this proposal has been obtained and will have no effect on the outcome of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT ACCOUNTANTS.

STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

It is currently contemplated that the Company's 2005 Annual Meeting of Stockholders will be held on or about May 11, 2005. In the event that a stockholder desires to have a proposal considered for presentation at the 2005 Annual Meeting of Stockholders, and inclusion in the proxy statement and form of proxy used in connection with such meeting, the proposal must be forwarded in writing to the Corporate Secretary of the Company so that it is received no later than February 10, 2005. Any such proposal must comply with the requirements of the Company's Bylaws and Rule 14a-8 promulgated under the Exchange Act.

If a stockholder, rather than including a proposal in the Company's proxy statement as discussed above, commences his or her own proxy solicitation for the 2005 Annual Meeting of Stockholders or seeks to nominate a candidate for election or propose business for consideration at such meeting, the Company must receive notice of such proposal no later than February 10, 2005. If the notice is not received by such date, it will be considered untimely under the Company's Bylaws, and the Company will have discretionary voting authority under proxies solicited for the 2005 Annual Meeting of Stockholders with respect to such proposal, if presented at the meeting.

Proposals and notices should be directed to the attention of the Corporate Secretary, FileNet Corporation, 3565 Harbor Boulevard, Costa Mesa, California 92626.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no other matters that may be presented for consideration at the Annual Meeting. However, if any other matter is presented properly for consideration and action at the Annual Meeting, or any adjournment or postponement thereof, it is intended that the Proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

April 1, 2004

By Order of the Board of Directors,

/s/ Katharina M. Mueller

Katharina M. Mueller
Secretary

AMENDED AUDIT COMMITTEE CHARTER

FileNet Corporation
(approved and adopted July 21, 2003)

Purpose

The Audit Committee (the "Committee") assists the Board of Directors (the "Board") of FileNet Corporation (the "Company") in fulfilling its oversight responsibilities regarding the Company's accounting and system of internal controls, the quality and integrity of the Company's financial reports, the independence and performance of the Company's outside auditor, and compliance by the Company with legal and regulatory requirements. In so doing, the Committee should endeavor to maintain free and open means of communication between and among the members of the Committee, with other members of the Board, the outside auditor and the financial management of the Company.

In the exercise of its oversight responsibilities, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements fairly present the Company's financial position and results of operation and are in accordance with generally accepted accounting principles and applicable rules and regulations. Instead, such duties remain the responsibility of management and the outside auditor. Nothing contained in this charter is intended to alter or impair the operation of the "business judgment rule" as interpreted by the courts under the Delaware General Corporation Law. Further, nothing contained in this charter is intended to alter or impair the right of the members of the Committee under the Delaware General Corporation Law to rely, in discharging their responsibilities, on the records of the Company and on other information presented to the Committee, the Board or the Company by its officers or employees or by outside experts such at the outside auditor.

Membership

The Committee shall consist of three independent members of the Board. The members and the Chair shall be appointed by action of the Board and shall serve at the discretion of the Board. Each Committee member shall satisfy the "independence" requirements, and applicable laws and regulations concerning independence such as those of the Securities and Exchange Commission (the "Commission") and of The NASDAQ Stock Market ("NASDAQ") set forth below:

1.   Committee members will have no relationship to the Company that may interfere with the exercise of their independence from management and the company.

2.   Each Committee member must meet all applicable experience or financial knowledge requirements at the time of appointment or during the period of time after his or her appointment to the Committee permitted by applicable laws and regulations.

3.   At least one Committee member must meet the standards for knowledge and experience required to be designated as the financial expert under both Commission's and the rules of the NASDAQ rules.

Committee Organization and Procedures

1.   The Chair (or in his or her absence, a member designated by the Chair) shall preside at all meetings of the Committee.

2.   The Committee shall have the authority to establish its own rules and procedures consistent with the bylaws of the Company for notice and conduct of its meetings, should the Committee, in its discretion, deem it desirable to do so.

3.   The Committee shall meet at least four times in each fiscal year, and more frequently as the Committee in its discretion deems desirable.

4.   The Committee may, in its discretion, include in its meetings members of the Company's financial management, representatives of the outside auditor, the senior internal audit manager and other financial personnel employed or retained by the Company. The Committee may meet with the outside auditor or the senior internal audit manager in separate executive sessions to discuss any matters that the Committee believes should be addressed privately, without management's presence. The Committee may likewise meet privately with management, as it deems appropriate.

5.   The Committee may, in its discretion, utilize the services of the Company's regular corporate legal counsel with respect to legal matters or, at its discretion, retain independent counsel and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

Responsibilities

Outside Auditor

1.   The outside auditor shall be directly responsible to the Committee and ultimately accountable to the Committee and the Board in connection with the audit of the Company's annual financial statements and related services. In this regard, the Committee shall have the sole authority for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.   The Committee's appointment of the outside auditor shall remain subject, if applicable, to stockholder approval.   The outside auditor shall report directly to the Committee.

2.   The Committee shall pre-approve all auditing services and permissible non-audit services and the fees and terms of the engagement of the outside auditor. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non—audit services, provided that decisions of such subcommittees to grant preapprovals shall be presented to the full Committee at its next scheduled meeting.

3.   The Committee shall receive from the outside auditor, at least annually, a written statement delineating all relationships between the outside auditor and the Company, consistent with Independence Standards Board Standard No. 1. The Committee shall actively engage in a dialogue with the outside auditor with respect to any disclosed relationships or services that, in the view of the Committee, may impact the objectivity and independence of the outside auditor. If the Committee determines that further inquiry is advisable, the Committee shall take any appropriate action in response to the outside auditor's report to satisfy itself of the auditor's independence.

4.   The Committee, with the Board, shall evaluate the performance and independence of the independent auditor and, if so determined in the Audit Committee's sole authority, replace the independent auditor.

Annual Audit

5.   The Committee shall meet with the outside auditor and management of the Company in connection with each annual audit to discuss the scope of the audit, staffing and the procedures to be followed.

6.   The Committee shall meet with the outside auditor and management prior to the public release of the financial results of operations for the year under audit and discuss with the outside auditor any matters within the scope of the pending audit that have not yet been completed.

7.   The Committee shall review[1] and discuss the audited financial statements with the management of the Company.

8.   The Committee shall discuss with the outside auditor the matters required to be discussed by Statement on Auditing Standards No. 61 as then in effect including, among others, (i) the methods used to account for any significant unusual transactions reflected in the audited financial statements; (ii) the effect of significant accounting policies in any controversial or emerging areas for which there is a lack of authoritative guidance or a consensus to be followed by the outside auditor; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditor's conclusions regarding the reasonableness of those estimates; and (iv) any disagreements with management over the application of accounting principles, the basis for management's accounting estimates or the disclosures in the financial statements.

9.   The Committee shall, based on the review and discussions in paragraphs 6 and 7 above, and based on the disclosures received from the outside auditor regarding its independence and discussions with the auditor regarding such independence in paragraph 3 above, recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year subject to the audit.

Quarterly Review

10.   The Committee shall participate in a discussion with the outside auditor and management of the Company's financial results prior to the public release of quarterly earnings. The Chair may represent the entire Committee for purposes of this discussion.

11.   The Committee shall discuss with management and the outside auditor the results of the outside auditor's quarterly review and significant financial reporting issues and judgments made in connection with the preparation of the company's financial statements, including any significant changes in the selection or application of accounting principles, changes in management judgments or accounting estimates, disagreements with management and any issues regarding the adequacy of the Company's disclosure controls and procedures or controls over financial reporting and other issues arising from the disclosures required by the CEO and CFO certification process or any material written communications between the outside auditor and management Internal Controls.

Internal Controls

12.   The Committee shall discuss with the outside auditor and the senior internal audit manager, at least quarterly, the adequacy and effectiveness of the disclosure controls and procedures and internal control over financial reporting of the Company, any major financial risk exposures and the steps management has taken to monitor and control such exposure and any changes thereto that have or are reasonably likely to materially affect them, and consider any recommendations for improvement of such internal control and reporting procedures.

13.   The Committee shall discuss with the outside auditor and with management any management letter provided by the outside auditor and any other significant matters brought to the attention of the Committee by

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[1] *Auditing literature, particularly Statement of Accounting Standards No. 71, defines the term "review" to include a particular set of required procedures to be undertaken by independent accountants. The members of the Audit Committee are not independent accountants, and the term "review" as used in this Audit Committee charter is not intended to have this meaning. Consistent with footnote 47 of SEC Release No. 34-42266, any use in this Audit Committee Charter of the term "review" should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of interim financial statements.*

the outside auditor as a result of its quarterly reviews or annual audit. The Committee should allow management adequate time to consider any such matters raised by the outside auditor.

Internal Audit

14.   The Committee shall discuss at least annually with the outside auditor, CFO and senior internal audit manager the, responsibilities, budget, activities and organizational structure of the Company's internal audit function and the qualifications of the primary personnel performing such function.

15.   Management shall furnish to the Committee a copy of each audit report prepared by the senior internal audit manager of the Company.

16.   The Committee shall, at its discretion, meet in executive session with the senior internal audit manager to discuss any reports prepared by him or her or any other matters brought to the attention of the Committee by the senior internal auditor manager.

17.   The senior internal audit manager shall be granted unfettered access to the Committee.

Compliance Oversight Responsibilities

18.   The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

19.   The Committee must review and approve all related-party transactions and any waivers of the Code of Conduct for directors or officers of the Company.

20.   The Committee shall obtain and discuss reports from management, the senior internal audit manager and the outside auditor regarding the Company and its subsidiaries conformity with applicable legal requirements and the Company's Code of Conduct, and advise the Board regarding compliance policies and procedures and the Company's Code of Conduct and related policies.

21.   The Committee shall discuss with management and the outside auditor any correspondence or inquiries from government agencies or regulators which raise significant issues regarding the Company's financial statements or accounting and control policies or practices.

22.   The Committee shall discuss with the Company's general counsel legal matters that may have a significant impact on the financial statements or the Company's compliance policies.

Other Responsibilities

23.   The Committee shall review and reassess the Committee's charter at least annually and submit any recom mended changes to the Board for its consideration.

24.   The Committee shall provide the report for inclusion in the Company's Annual Proxy Statement required by Item 306 of Regulation S-K of the Securities and Exchange Commission.

25.   The Committee, through its Chair, shall regularly report to the Board regarding the Committee's actions and recommendations, if any.

AMENDED AND RESTATED

2002 INCENTIVE AWARD PLAN

OF

FILENET CORPORATION

FileNet Corporation, a Delaware corporation (the "Company"), has adopted the Amended and Restated 2002 Incentive Award Plan of FileNet Corporation, (the "Restated Plan"), for the benefit of its eligible employees, consultants and directors. The Company originally adopted the 2002 Incentive Award Plan of FileNet Corporation effective May 22, 2002. This Restated Plan amends and restates the original plan effective as of May 7, 2004.

The purposes of the Restated Plan are as follows:

(1) To provide an additional incentive for directors, key Employees and Consultants (as such terms are defined below) to further the growth, development and financial success of the Company by personally benefiting through the ownership of Company stock and/or rights which recognize such growth, development and financial success.

(2) To enable the Company to obtain and retain the services of directors, key Employees and Consultants considered essential to the long range success of the Company by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.

ARTICLE I.

DEFINITIONS

Wherever the following terms are used in the Restated Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

1.1. "<u>Administrator</u>" shall mean the entity that conducts the general administration of the Restated Plan as provided herein. With reference to the administration of the Restated Plan with respect to Options granted to Independent Directors, the term "Administrator" shall refer to the Board. With reference to the administration of the Restated Plan with respect to any other Award, the term "Administrator" shall refer to the Committee, unless the Board has assumed the authority for administration of the Restated Plan generally as provided in Section 10.1 or the Committee has delegated its authority to administer the Restated Plan as provided in Section 10.5, in which events "Administrator" shall refer to the Board or such delegated sub-committee, as applicable.

1.2. "<u>Award</u>" shall mean an Option, a Restricted Stock award, a Performance Award, a Dividend Equivalents award, a Deferred Stock award, a Stock Payment award or a Stock Appreciation Right which may be awarded or granted under the Restated Plan (collectively, "Awards").

1.3. "<u>Award Agreement</u>" shall mean a written agreement executed by an authorized officer of the Company and the Holder, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Restated Plan.

1.4. "Award Limit" shall mean 400,000 shares of Common Stock, as adjusted pursuant to Section 11.3; provided, however, that solely with respect to Performance Awards granted pursuant to Section 8.2(b), Award Limit shall mean Seven Hundred Fifty Thousand Dollars ($750,000).

1.5. "Board" shall mean the Board of Directors of the Company.

1.6. "Change in Control" shall mean a change in ownership or control of the Company effected through any of the following transactions:

(a) Any person or related group of persons (other than the Company or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which the Board does not recommend such stockholders accept; or

(b) There is a change in the composition of the Board over a period of 36 consecutive months (or less) such that a majority of the Board members (rounded up to the nearest whole number) ceases, by reason of one or more proxy contests for the election of Board members, to be comprised of individuals who either (i) have been Board members continuously since the beginning of such period, or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board; or

(c) Any person is or becomes the beneficial owner of securities of the Company representing 10% or more of the combined voting power of the Company's then outstanding securities and (i) the identity of the Chief Executive Officer of the Company is changed during the period beginning 60 days before the attainment of the 10% beneficial ownership and ending two years thereafter, or (ii) individuals constituting at least one-third of the members of the Board at the beginning of such period shall leave the Board during the period beginning 60 days before the attainment of the 10% beneficial ownership and ending two years thereafter.

1.7. "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.8. "Committee" shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 10.1.

1.9. "Common Stock" shall mean the common stock of the Company, par value $0.01 per share.

1.10. "Company" shall mean FileNet Corporation, a Delaware corporation.

1.11. "Consultant" shall mean any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Company;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

1.12.   "Corporate Transaction" shall mean:

(a)   The stockholders of the Company approve a merger or consolidation of the Company with any other corporation (or other entity), other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 25% of the combined voting power of the Company's then outstanding securities shall not constitute a Change in Control; or

(b)   The stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

1.13.   "Deferred Stock" shall mean Common Stock awarded under Article VIII of the Restated Plan.

1.14.   "Director" shall mean a member of the Board.

1.15.   "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock, awarded under Article VIII of the Restated Plan.

1.16.   "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

1.17.   "Effective Date" shall mean May 7, 2004.

1.18.   "Employee" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any corporation that is a Subsidiary.

1.19.   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.20.   "Fair Market Value" of a share of Common Stock as of a given date shall be (a) the average of the high and low selling prices of a share of Common Stock on the principal exchange or the Nasdaq Stock Market on which shares of Common Stock are then trading, if any (or as reported on any composite index which includes such principal exchange), on such date, or if shares were not traded on such date, then on the next preceding date on which a trade occurred, or (b) if Common Stock is not traded on an exchange or the Nasdaq Stock Market, but is quoted on Nasdaq or a successor quotation system, the average of the closing representative bid and asked prices for the Common Stock on such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Administrator acting in good faith.

1.21.   "Holder" shall mean a person who has been granted or awarded an Award.

1.22.   "Incentive Stock Option" shall mean an option which conforms to the applicable provisions of Section 422 of the Code and which is designated as an Incentive Stock Option by the Administrator.

1.23.   "Independent Director" shall mean a member of the Board who is not an Employee of the Company.

1.24.   "Non-Qualified Stock Option" shall mean an Option that is not designated as an Incentive Stock Option by the Administrator.

1.25. "Option" shall mean a stock option granted under Article IV of the Restated Plan. An Option granted under the Restated Plan shall, as determined by the Administrator, be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Independent Directors and Consultants shall be Non-Qualified Stock Options.

1.26. "Performance Award" shall mean a cash bonus, stock bonus or other performance or incentive award that is paid in cash, Common Stock or a combination of both, awarded under Article VIII of the Restated Plan.

1.27. "Performance Criteria" shall mean the following business criteria with respect to the Company, any Subsidiary or any division or operating unit: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the fair market value of Common Stock, and (k) earnings before any one or more of the following items: interest, taxes, depreciation or amortization each as determined in accordance with generally accepted accounting principles or subject to such adjustments as may be specified by the Committee with respect to a Performance Award.

1.28. "Permanent Disability" shall mean the inability of the Holder to perform his usual duties as a Board member, employee or consultant, as applicable, by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve months or more.

1.29. "Restated Plan" shall mean the Amended and Restated 2002 Incentive Award Plan of FileNet Corporation, as amended and/or restated from time to time.

1.30. "Restricted Stock" shall mean Common Stock, or right to acquire Common Stock in the form of restricted stock units, in each case subject to restrictions and awarded under Article VII of the Restated Plan.

1.31. "Rule 16b-3" shall mean Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

1.32. "Section 162(m) Participant" shall mean any key Employee designated by the Administrator as a key Employee whose compensation for the fiscal year in which the key Employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code.

1.33. "Securities Act" shall mean the Securities Act of 1933, as amended.

1.34. "Stock Appreciation Right" shall mean a stock appreciation right granted under Article IX of the Restated Plan.

1.35. "Stock Payment" shall mean (a) a payment in the form of shares of Common Stock, or (b) an option or other right to purchase shares of Common Stock, as part of a deferred compensation arrangement, made in lieu of all or any portion of the compensation, including without limitation, salary, bonuses and commissions, that would otherwise become payable to a key Employee or Consultant in cash, awarded under Article VIII of the Restated Plan.

1.36. "Subsidiary" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

1.37. "Substitute Award" shall mean an Option granted under this Restated Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option.

1.38. "Termination of Consultancy" shall mean the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding terminations where there is a simultaneous commencement of employment with the Company or any Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a Termination of Consultancy resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Restated Plan, the Company or any Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

1.39. "Termination of Directorship" shall mean the time when a Holder who is an Independent Director ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Independent Directors.

1.40. "Termination of Employment" shall mean the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, Permanent Disability or retirement; but excluding (a) terminations where there is a simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary, (b) at the discretion of the Administrator, terminations which result in a temporary severance of the employee-employer relationship, and (c) at the discretion of the Administrator, terminations which are followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment; provided, however, that, with respect to Incentive Stock Options, unless otherwise determined by the Administrator in its discretion, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Employment if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section.

ARTICLE II.

SHARES SUBJECT TO RESTATED PLAN

2.1. Shares Subject to Restated Plan.

(a) The shares of stock subject to Awards shall be Common Stock, initially shares of the Company's Common Stock. Subject to adjustment as provided in Section 11.3, the aggregate number of such shares which may be issued upon exercise of such Options or rights or upon any other Awards under the Restated Plan shall not exceed Four Million Eight Hundred Thousand (4,800,000) shares, and the aggregate number of shares that may be issued as Restricted Stock, Deferred Stock, Performance Awards and Stock Payments shall not exceed Seven Hundred Thousand (700,000) shares. The shares of Common Stock issuable upon exercise of such Options or rights or upon any other Awards may be either previously authorized but unissued shares or treasury shares.

(b) The maximum number of shares, which may be subject to Awards granted under the Restated Plan to any individual in any calendar year, shall not exceed the Award Limit.

2.2.   Add-back of Options and Other Awards. If any Option, or other right to acquire shares of Common Stock under any other Award under the Restated Plan, expires or is canceled without having been fully exercised, or is exercised in whole or in part for cash as permitted by the Restated Plan, the number of shares subject to such Option or other right but as to which such Option or other right was not exercised prior to its expiration, cancellation or exercise may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Furthermore, any shares subject to Awards which are adjusted pursuant to Section 11.3 and become exercisable with respect to shares of stock of another corporation shall be considered cancelled and may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1.   Shares of Common Stock which are delivered by the Holder or withheld by the Company upon the exercise of any Award under the Restated Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. If any shares of Restricted Stock are surrendered by the Holder or repurchased by the Company pursuant to Section 7.4 or 7.5 hereof, such shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Notwithstanding the provisions of this Section 2.2, no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

ARTICLE III.

GRANTING OF AWARDS

3.1.   Award Agreement. Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

3.2.   Provisions Applicable to Section 162(m) Participants.

(a)   The Administrator, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code.

(b)   Notwithstanding anything in the Restated Plan to the contrary, the Administrator may grant any Award to a Section 162(m) Participant, including Restricted Stock the restrictions with respect to which lapse upon the attainment of performance goals which are related to one or more of the Performance Criteria and any performance or incentive award described in Article VIII that vests or becomes exercisable or payable upon the attainment of performance goals which are related to one or more of the Performance Criteria.

(c)   To the extent necessary to comply with the performance-based compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles VII and VIII which may be granted to one or more Section 162(m) Participants, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (i) designate one or more Section 162(m) Participants, (ii) select the Performance Criteria applicable to the fiscal year or other designated fiscal period or period of service, (iii) establish the various performance targets, in terms of an objective formula or standard, and amounts of such Awards, as applicable, which may be earned for such fiscal year or other designated fiscal period or period of service, and (iv) specify the relationship between Performance Criteria and the performance targets and the amounts of such Awards, as applicable, to be earned by each Section 162(m) Participant for such fiscal year or other designated fiscal period or period of service. Following the completion of each fiscal year or other designated fiscal period or period of service, the Administrator shall certify in writing whether the applicable performance targets have been achieved for such fiscal year or other designated fiscal period or period of service. In determining the amount earned by a Section 162(m) Participant, the Administrator shall have the right to reduce (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the fiscal year or other designated fiscal period or period of service.

(d)   Furthermore, notwithstanding any other provision of the Restated Plan or any Award which is granted to a Section 162(m) Participant and is intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Restated Plan shall be deemed amended to the extent necessary to conform to such requirements.

3.3.   Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Restated Plan, the Restated Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Restated Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.4.   Consideration. In consideration of the granting of an Award under the Restated Plan, the Holder shall agree, in the Award Agreement, to remain in the employ of (or to consult for or to serve as an Independent Director of, as applicable) the Company or any Subsidiary for a period of at least one year (or such shorter period as may be fixed in the Award Agreement or by action of the Administrator following grant of the Award) after the Award is granted (or, in the case of an Independent Director, until the next annual meeting of stockholders of the Company).

3.5.   At-Will Employment. Nothing in the Restated Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Consultant for, the Company or any Subsidiary, or as a director of the Company, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment agreement between the Holder and the Company and any Subsidiary.

3.6.   Prohibition on Repricing. The Administrator shall not, without prior approval by the Company's stockholders, reprice, replace or regrant through cancellation or lowering of the Option exercise price any awards issued under the Restated Plan.

ARTICLE IV.

**GRANTING OF OPTIONS TO EMPLOYEES,
CONSULTANTS AND INDEPENDENT DIRECTORS**

4.1.   Eligibility. Any Employee or Consultant selected by the Administrator pursuant to Section 4.4(a)(i) shall be eligible to be granted an Option. Each Independent Director of the Company shall be eligible to be granted Options at the times and in the manner set forth in Section 4.5.

4.2.   Disqualification for Stock Ownership. No person may be granted an Incentive Stock Option under the Restated Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary or parent corporation (within the meaning of Section 422 of the Code) unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

4.3.   Qualification of Incentive Stock Options. No Incentive Stock Option shall be granted to any person who is not an Employee.

4.4.   Granting of Options to Employees and Consultants.

(a)   The Administrator shall from time to time, in its absolute discretion, and subject to applicable limitations of the Restated Plan:

(i)   Determine which Employees are key Employees and select from among the key Employees or Consultants (including Employees or Consultants who have previously received Awards under the Restated Plan) such of them as in its opinion should be granted Options;

(ii)   Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected key Employees or Consultants;

(iii)   Subject to Section 4.3, determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options and whether such Options are to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code; and

(iv)   Determine the terms and conditions of such Options, consistent with the Restated Plan; provided, however, that the terms and conditions of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall include, but not be limited to, such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

(b)   Upon the selection of a key Employee or Consultant to be granted an Option, the Administrator shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

(c)   Any Incentive Stock Option granted under the Restated Plan may be modified by the Administrator, with the consent of the Holder, to disqualify such Option from treatment as an "incentive stock option" under Section 422 of the Code.

4.5.   Automatic Granting of Options to Independent Directors. During the term of the Restated Plan, each person who is an Independent Director automatically shall be granted an Option to purchase 10,000 shares of Common Stock (subject to adjustment as provided in Section 11.3) on the date of each annual meeting of stockholders at which the Independent Director is reelected to the Board, commencing with the 2004 Annual Meeting of Stockholders. During the term of the Restated Plan, a person who is initially elected or appointed to the Board after the Effective Date and who is an Independent Director at the time of such initial election or appointment automatically shall be granted (x) an Option to purchase 25,000 shares of Common Stock (subject to adjustment as provided in Section 11.3) on the date of such initial election or appointment, and (y) an Option to purchase 10,000 shares of Common Stock (subject to adjustment as provided in Section 11.3) on the date of each annual meeting of stockholders after such initial election or appointment, at which the Independent Director is reelected to the Board, provided such individual has served as an Independent Director for at least six months prior to the date of such annual meeting of stockholders. Members of the Board who are employees of the Company who subsequently retire from the Company and remain on the Board will not receive an initial Option grant pursuant to clause (x) of the preceding sentence, but to the extent that they are otherwise eligible, will receive, after retirement from employment with the Company, Options as described in clause (y) of the preceding sentence. Certain material terms of the Options granted pursuant to this Section 4.5 are set forth in Section 5.4. All the foregoing Option grants authorized by this Section 4.5 are subject to stockholder approval of the Restated Plan.

4.6.   Discretionary Granting of Options to Independent Directors. The Board may from time to time, in its absolute discretion, and subject to applicable limitations of the Restated Plan:

(a)   Select from among the Independent Directors (including Independent Directors who have previously received Options under the Restated Plan) such of them as in its opinion should be granted Options;

(b)   Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected Independent Directors;

(c)   Subject to the provisions of Article 5, determine the terms and conditions of such Options, consistent with the Restated Plan.

4.7.   Options in Lieu of Cash Compensation. Options may be granted under the Restated Plan to Employees and Consultants in lieu of cash bonuses which would otherwise be payable to such Employees and Consultants and to Independent Directors in lieu of directors' fees which would otherwise be payable to such Independent Directors, pursuant to such policies which may be adopted by the Administrator from time to time.

ARTICLE V.

TERMS OF OPTIONS

5.1.   Option Price. The price per share of the shares subject to each Option granted to Employees and Consultants shall be set by the Administrator; provided, however, that such price shall be no less than 85% of the Fair Market Value of a share of Common Stock on the date the Option is granted and:

(a)   In the case of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code, such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted;

(b)   In the case of Incentive Stock Options, such price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code);

(c)   In the case of Incentive Stock Options granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code), such price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

5.2.   Option Term. The term of an Option granted to an Employee or consultant shall be set by the Administrator in its discretion; provided, however, that the term shall not be more than ten years from the date the Option is granted, or five years from the date the Incentive Stock Option is granted if the Incentive Stock Option is granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code). Except as limited by requirements of Section 422 of the Code and regulations and rulings thereunder applicable to Incentive Stock Options, the Administrator may extend the term of any outstanding Option in connection with any Termination of Employment or Termination of Consultancy of the Holder, or amend any other term or condition of such Option relating to such a termination.

5.3.   Option Vesting.

(a)   The period during which the right to exercise, in whole or in part, an Option granted to an Employee or a Consultant vests in the Holder shall be set by the Administrator and the Administrator may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Administrator may, in its sole and absolute discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option granted to an Employee or Consultant vests.

(b)   No portion of an Option granted to an Employee or Consultant which is unexercisable at Termination of Employment or Termination of Consultancy, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Option.

(c)   To the extent that the aggregate Fair Market Value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year (under the Restated Plan and all other incentive stock option plans of the Company and any parent or subsidiary corporation, within the meaning of Section 422 of the Code) of the Company, exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. For purposes of this Section 5.3(c), the Fair Market Value of stock shall be determined as of the time the Option with respect to such stock is granted.

5.4.   <u>Terms of Options Automatically Granted to Independent Directors Pursuant to Section 4.5</u>. Options granted to an Independent Director pursuant to Section 4.5 shall be subject to the following terms and conditions:

(a)   The exercise price per share shall equal 100% of the Fair Market Value of a share of Common Stock on the date the Option is granted.

(b)   The Options shall become exercisable in cumulative annual installments of 25% on each of the first, second, third and fourth anniversaries of the date of Option grant, except that any Option granted to an Independent Director shall become immediately exercisable in full upon the Termination of Directorship due to death or Permanent Disability of the Independent Director.

(c)   Subject to Section 6.6, the term of each Option granted to an Independent Director shall be ten years from the date the Option is granted.

(d)   No portion of an Option that is unexercisable at Termination of Directorship shall thereafter become exercisable.

(e)   Each vested Option may be exercised until the earlier of (i) the expiration of the Option term or (ii) 12 months following the Independent Director's cessation of service on the Board for any reason.

5.5.   <u>Substitute Awards</u>. Notwithstanding the foregoing provisions of this Article V to the contrary, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, <u>provided</u>, that the excess of:

(a)   The aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award; over

(b)   The aggregate exercise price thereof;

does not exceed the excess of:

(c)   The aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Administrator) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company; over

(d)   The aggregate exercise price of such shares.

ARTICLE VI.

EXERCISE OF OPTIONS

6.1.   Partial Exercise. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

6.2.   Manner of Exercise. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or his or her office:

(a)   A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

(b)   Such representations and documents as the Administrator, in its absolute discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal or state securities laws or regulations. The Administrator may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c)   In the event that the Option shall be exercised pursuant to Section 11.1 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

(d)   Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Administrator may, in its discretion, (i) allow a delay in payment up to 30 days from the date the Option, or portion thereof, is exercised; (ii) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iv) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (v) allow payment, in whole or in part, through the delivery of a full recourse promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under the Code) and payable upon such terms as may be prescribed by the Administrator; (vi) allow payment, in whole or in part, through the delivery of a notice that the Holder has placed a market sell order with a broker with respect to shares of Common Stock then issuable upon exercise of the Option, and that the broker pays a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; or (vii) allow payment through any combination of the consideration provided in the foregoing subparagraphs (ii), (iii), (iv), (v) and (vi). In the case of a promissory note, the Administrator may also prescribe the form of such note and the security to be given for such note. The Option may not be exercised, however, by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law.

6.3.   Conditions to Issuance of Stock Certificates. The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

(a)   The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

(b)   The completion of any registration or other qualification of such shares under any state or federal law, or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c)   The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d)   The lapse of such reasonable period of time following the exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience; and

(e)   The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax, which in the discretion of the Administrator may be in the form of consideration used by the Holder to pay for such shares under Section 6.2(d).

6.4.   Rights as Stockholders. Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such Holders.

6.5.   Ownership and Transfer Restrictions. The Administrator, in its absolute discretion, may impose such restrictions on the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing such shares. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

6.6.   Limitations on Exercise of Options Granted to Independent Directors. No Option granted to an Independent Director may be exercised to any extent by anyone after the first to occur of the following events:

(a)   The expiration of twelve months from the date of the Holder's Termination of Directorship; or

(b)   The expiration of ten years from the date the Option was granted.

6.7.   Additional Limitations on Exercise of Options. Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE VII.

AWARD OF RESTRICTED STOCK

7.1.   Eligibility. Subject to the Award Limit, Restricted Stock may be awarded to any Employee who the Administrator determines is a key Employee or any Consultant who the Administrator determines should receive such an Award.

7.2.   Award of Restricted Stock.

(a)   The Administrator may from time to time, in its absolute discretion:

(i)   Determine which Employees are key Employees and select from among the key Employees or Consultants (including Employees or Consultants who have previously received other awards under the Restated Plan) such of them as in its opinion should be awarded Restricted Stock; and

(ii)   Determine the purchase price, if any, and other terms and conditions applicable to such Restricted Stock, consistent with the Restated Plan.

(b)   The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Common Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

(c)   Upon the selection of a key Employee or Consultant to be awarded Restricted Stock, the Administrator shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

7.3.   Rights as Stockholders. Subject to Section 7.4, upon delivery of the shares of Restricted Stock (other than restricted stock units) to the escrow holder pursuant to Section 7.6, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said shares, subject to the restrictions in his or her Award Agreement, including the right to vote and receive all dividends and other distributions paid or made with respect to the shares; provided, however, that in the discretion of the Administrator, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 7.4.

7.4.   Restriction. All shares of Restricted Stock issued under the Restated Plan (including any shares received by holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions as the Administrator shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment with the Company, Company performance and individual performance; provided, however, that, unless the Administrator otherwise provides in the terms of the Award Agreement or otherwise, no share of Restricted Stock granted to a person subject to Section 16 of the Exchange Act shall be sold, assigned or otherwise transferred until at least six months and one day have elapsed from the date on which the Restricted Stock was issued, and provided, further, that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants and intended to be "performance-based" compensation under Section 162(m) of the Code, by action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

If no consideration was paid by the Holder upon issuance, a Holder's rights in unvested Restricted Stock shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration, upon Termination of Employment or, if applicable, upon Termination of Consultancy with the Company; provided, however, that the Administrator in its sole and absolute discretion may provide that such rights shall not lapse in the event of a Termination of Employment following a "change of ownership or control" (within the meaning of Treasury Regulation Section 1.162-27(e)(2)(v) or any successor regulation thereto) of the Company or because of the Holder's death, Permanent Disability or retirement; provided, further, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Administrator in its sole and absolute discretion may provide that no such lapse or surrender shall occur in the event of a Termination of Employment, or a Termination of Consultancy, without cause or following any Change in Control of the Company or because of the Holder's retirement, or otherwise.

7.5.   Repurchase of Restricted Stock. If no consideration was paid by the Holder upon issuance, the Administrator shall provide in the terms of each individual Award Agreement that the Company shall have the right to repurchase from the Holder the Restricted Stock then subject to restrictions under the Award Agreement immediately upon a Termination of Employment or, if applicable, upon a Termination of Consultancy between the Holder and the Company, at a cash price per share equal to the price paid by the Holder for such Restricted Stock; provided, however, that the Administrator in its sole and absolute discretion may provide that no such right of repurchase shall exist in the event of a Termination of Employment following a "change of ownership or control" (within the meaning of Treasury Regulation Section 1.162-27(e)(2)(v) or any successor regulation thereto) of the Company or because of the Holder's death, Permanent Disability or retirement; provided, further, that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Administrator in its sole and absolute discretion may provide that no such right of repurchase shall exist in the event of a Termination of Employment or a Termination of Consultancy without cause or following any Change in Control of the Company or because of the Holder's retirement, or otherwise.

7.6.   Escrow. The Secretary of the Company or such other escrow holder as the Administrator may appoint shall retain physical custody of each certificate representing Restricted Stock and shall credit such stock to a separate restricted account until all of the restrictions imposed under the Award Agreement with respect to such shares expire or shall have been removed.

7.7.   Legend. In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Administrator shall cause a legend or legends to be placed on certificates representing shares of Restricted Stock, or shall appropriately mark any account to which shares of Restricted Stock are credited, which legend or legends shall make appropriate reference to the conditions imposed thereby.

7.8.   Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

ARTICLE VIII.

PERFORMANCE AWARDS, DIVIDEND EQUIVALENTS, DEFERRED STOCK, STOCK PAYMENTS

8.1.   Eligibility. Subject to the Award Limit, one or more Performance Awards, Dividend Equivalents, awards of Deferred Stock and/or Stock Payments may be granted to any Employee whom the Administrator determines is a key Employee or any Consultant whom the Administrator determines should receive such an Award.

8.2.   Performance Awards.

(a)   Any key Employee or Consultant selected by the Administrator may be granted one or more Performance Awards. The value of such Performance Awards may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular key Employee or Consultant.

(b)   Without limiting Section 8.2(a), the Administrator may grant Performance Awards to any 162(m) Participant in the form of a cash bonus payable upon the attainment of objective performance goals which are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such bonuses paid to 162(m) Participants shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Section 3.2. The maximum amount of any Performance Award payable to a 162(m) Participant under this Section 8.2(b) shall not exceed the Award Limit with respect to any calendar year of the Company. Unless otherwise specified by the Administrator at the time of grant, the Performance Criteria payable to a Section 162(m) Participant shall be determined on the basis of generally accepted accounting principles.

8.3.   Dividend Equivalents.

(a)   Any key Employee or Consultant selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date a Stock Appreciation Right, Deferred Stock or Performance Award is granted, and the date such Stock Appreciation Right, Deferred Stock or Performance Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(b)   Any Holder of an Option who is an Employee or Consultant selected by the Administrator may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date an Option is granted, and the date such Option is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator.

(c)   Any Holder of an Option who is an Independent Director selected by the Board may be granted Dividend Equivalents based on the dividends declared on Common Stock, to be credited as of dividend payment dates, during the period between the date an Option is granted and the date such Option is exercised, vests or expires, as determined by the Board. Such Dividend Equivalents shall be converted to cash or additional shares of Common Stock by such formula and at such time and subject to such limitations as may be determined by the Board.

(d)   Dividend Equivalents granted with respect to Options intended to be qualified performance-based compensation for purposes of Section 162(m) of the Code shall be payable, with respect to pre-exercise periods, regardless of whether such Option is subsequently exercised.

8.4.   Stock Payments. Any key Employee or Consultant selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator. The number of shares shall be determined by the Administrator and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Administrator, determined on the date such Stock Payment is made or on any date thereafter.

8.5.   Deferred Stock. Any key Employee or Consultant selected by the Administrator may be granted an award of Deferred Stock in the manner determined from time to time by the Administrator. The number of shares of Deferred Stock shall be determined by the Administrator and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. Common Stock underlying a Deferred Stock award will not be issued until the Deferred Stock award has vested, pursuant to a vesting schedule or performance criteria set by the Administrator. Unless otherwise provided by the Administrator, a Holder of Deferred Stock shall have no rights as a Company stockholder with respect to such Deferred Stock until such time as the Award has vested and the Common Stock underlying the Award has been issued.

8.6.   Term. The term of a Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment shall be set by the Administrator in its discretion.

8.7.   Exercise or Purchase Price. The Administrator may establish the exercise or purchase price of a Performance Award, shares of Deferred Stock or shares received as a Stock Payment; provided, however, that such price shall not be less than the par value of a share of Common Stock, unless otherwise permitted by applicable state law.

8.8.   Exercise Upon Termination of Employment, Termination of Consultancy or Termination of Directorship. A Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment is exercisable or payable only while the Holder is an Employee, Consultant or Independent Director, as applicable; provided, however, that the Administrator in its sole and absolute discretion may provide that the Performance Award, Dividend Equivalent, award of Deferred Stock and/or Stock Payment may be exercised or paid subsequent to a Termination of Employment following a "change of control or ownership" (within the meaning of Section 1.162-27(e)(2)(v) or any successor regulation thereto) of the Company; provided, further, that except with respect to Performance Awards granted to Section 162(m) Participants, the Administrator in its sole and absolute discretion may provide that Performance Awards may be exercised or paid following a Termination of Employment or a Termination of Consultancy without cause, or following a Change in Control of the Company, or because of the Holder's retirement, death or Permanent Disability, or otherwise.

8.9.   Form of Payment. Payment of the amount determined under Section 8.2 or 8.3 above shall be in cash, in Common Stock or a combination of both, as determined by the Administrator. To the extent any payment under this Article VIII is effected in Common Stock, it shall be made subject to satisfaction of all provisions of Section 6.3.

ARTICLE IX.

STOCK APPRECIATION RIGHTS

9.1.   Grant of Stock Appreciation Rights. A Stock Appreciation Right may be granted to any key Employee or Consultant selected by the Administrator. A Stock Appreciation Right may be granted (a) in connection and simultaneously with the grant of an Option, (b) with respect to a previously granted Option, or (c) independent of an Option. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Restated Plan as the Administrator shall impose and shall be evidenced by an Award Agreement.

9.2.   Coupled Stock Appreciation Rights.

(a)   A Coupled Stock Appreciation Right ("CSAR") shall be related to a particular Option and shall be exercisable only when and to the extent the related Option is exercisable.

(b)   A CSAR may be granted to the Holder for no more than the number of shares subject to the simultaneously or previously granted Option to which it is coupled.

(c)   A CSAR shall entitle the Holder (or other person entitled to exercise the Option pursuant to the Restated Plan) to surrender to the Company unexercised a portion of the Option to which the CSAR relates (to the extent then exercisable pursuant to its terms) and to receive from the Company in exchange therefor an amount determined by multiplying the difference obtained by subtracting the Option exercise price from the Fair Market Value of a share of Common Stock on the date of exercise of the CSAR by the number of shares of Common Stock with respect to which the CSAR shall have been exercised, subject to any limitations the Administrator may impose.

9.3.   Independent Stock Appreciation Rights.

(a)   An Independent Stock Appreciation Right ("ISAR") shall be unrelated to any Option and shall have a term set by the Administrator. An ISAR shall be exercisable in such installments as the Administrator may determine. An ISAR shall cover such number of shares of Common Stock as the Administrator may determine; provided, however, that unless the Administrator otherwise provides in the terms of the ISAR or otherwise, no ISAR granted to a person subject to Section 16 of the Exchange Act shall be exercisable until at least six months have elapsed from (but excluding) the date on which the Option was granted. The exercise price per share of Common Stock subject to each ISAR shall be set by the Administrator. An ISAR is exercisable only while the Holder is an Employee or Consultant; provided, that the Administrator may determine that the ISAR may be exercised subsequent to Termination of Employment or Termination of Consultancy without cause, or following a

Change in Control of the Company, or because of the Holder's retirement, death or Permanent Disability, or otherwise.

(b)	An ISAR shall entitle the Holder (or other person entitled to exercise the ISAR pursuant to the Restated Plan) to exercise all or a specified portion of the ISAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the ISAR from the Fair Market Value of a share of Common Stock on the date of exercise of the ISAR by the number of shares of Common Stock with respect to which the ISAR shall have been exercised, subject to any limitations the Administrator may impose.

9.4.	Payment and Limitations on Exercise.

(a)	Payment of the amounts determined under Section 9.2(c) and 9.3(b) above shall be in cash, in Common Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Administrator. To the extent such payment is effected in Common Stock it shall be made subject to satisfaction of all provisions of Section 6.3 above pertaining to Options.

(b)	Holders of Stock Appreciation Rights may be required to comply with any timing or other restrictions with respect to the settlement or exercise of a Stock Appreciation Right, including a window-period limitation, as may be imposed in the discretion of the Administrator.

ARTICLE X.

ADMINISTRATION

10.1.	Compensation Committee. The Compensation Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Restated Plan) shall consist solely of two or more Independent Directors appointed by and holding office at the pleasure of the Board, each of whom is both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Restated Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Restated Plan with respect to Awards granted to Independent Directors.

10.2.	Duties and Powers of the Administrator. It shall be the duty of the Administrator to conduct the general administration of the Restated Plan in accordance with its provisions. The Administrator shall have the power to interpret the Restated Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Restated Plan as are consistent therewith, to interpret, amend or revoke any such rules and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any such grant or award under the Restated Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code.

10.3.	Majority Rule; Unanimous Written Consent. The Administrator shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Administrator.

10.4.	Compensation; Professional Assistance; Good Faith Actions. Members of the Administrator shall receive such compensation, if any, for their services as members as may be determined by the

Board. All expenses and liabilities which members of the Administrator incur in connection with the administration of the Restated Plan shall be borne by the Company. The Administrator may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Administrator or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Restated Plan or Awards, and all members of the Administrator and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

10.5. <u>Delegation of Authority to Grant Awards</u>. The Committee may, but need not, delegate from time to time some or all of its authority to grant Awards under the Restated Plan and administer the Restated Plan as to such Awards to a committee consisting of one or more members of the Committee or of one or more officers of the Company; <u>provided</u>, <u>however</u>, that the Committee may not delegate its authority to grant Awards to individuals (a) who are subject on the date of the grant to the reporting rules under Section 16(a) of the Exchange Act, (b) who are Section 162(m) Participants, or (c) who are officers of the Company who are delegated authority by the Committee hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation of authority and may be rescinded at any time by the Committee. At all times, any committee appointed under this Section 10.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE XI.

MISCELLANEOUS PROVISIONS

11.1. <u>Transferability of Awards</u>.

(a) Except as provided in Section 11.1(b):

(i) No Award under the Restated Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed.

(ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

(iii) During the lifetime of the Holder, only he or she may exercise an Option or other Award (or any portion thereof) granted to him or her under the Restated Plan, unless it has been disposed of with the consent of the Administrator pursuant to a DRO. After the death of the Holder, any exercisable portion of an Option or other Award may, prior to the time when such portion becomes unexercisable under the Restated Plan or the applicable Award Agreement, be exercised by his or her personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 11.1(a), the Administrator, in its sole discretion, may determine to permit a Holder to transfer an Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions:

(i)   an Option transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution;

(ii)   an Option which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Option as applicable to the original Holder (other than the ability to further transfer the Option); and

(iii)   the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer.

For purposes of this Section 11.1(b), "Permitted Transferee" shall mean, with respect to a Holder, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee), a trust in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator after taking into account any state or federal tax or securities laws applicable to transferable Options."

11.2.   <u>Amendment, Suspension or Termination of the Restated Plan</u>. Except as otherwise provided in this Section 11.2, the Restated Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator. However, without approval of the Company's stockholders given within 12 months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 11.3, increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Restated Plan. No amendment, suspension or termination of the Restated Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Restated Plan, and in no event after February 24, 2014.

11.3.   <u>Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events</u>.

(a)   Subject to Section 11.3(e), in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Administrator's sole discretion, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Restated Plan or with respect to an Award, then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

(i)   The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit);

(ii)   The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

(iii)   The grant or exercise price with respect to any Award.

(b)   Subject to Section 11.3(c) and 11.3(e), in the event of any transaction or event described in Section 11.3(a), any Change in Control, any Corporate Transaction or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Restated Plan or with respect to any Award under the Restated Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i)   To provide for either the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested or the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii)   To provide that the Award cannot vest, be exercised or become payable after such event;

(iii)   To provide that such Award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in Section 5.3 or 5.4 or the provisions of such Award;

(iv)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and

(v)   To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future.

(vi)   To provide that, for a specified period of time prior to such event, the restrictions imposed under an Award Agreement upon some or all shares of Restricted Stock or Deferred Stock may be terminated, and, in the case of Restricted Stock, some or all shares of such Restricted Stock may cease to be subject to repurchase under Section 7.5 or forfeiture under Section 7.4 after such event.

(c)   In the event of a Change in Control or a Corporate Transaction each Option granted to an Independent Director shall be exercisable as to all shares covered thereby upon such Change in Control or during the five days immediately preceding the consummation of such Corporate Transaction and subject to such consummation, notwithstanding anything to the contrary in Section 5.4 or the vesting schedule of such Options. In the event of a Change in Control, each Option granted to an Independent Director shall remain exercisable for such fully–vested option shares until the expiration or sooner termination of the Option term. In the event of a Corporate Transaction, to the extent that the Board does not have the ability under Rule 16b-3 to take or to refrain from taking the discretionary actions set forth in Section 11.3(b)(ii) above, no Option granted to an Independent Director may be exercised following such Corporate Transaction unless such Option is, in connection with such Corporate Transaction, either assumed by the successor or survivor corporation (or parent or subsidiary thereof) or replaced with a comparable right with respect to shares of the capital stock of the successor or survivor corporation (or parent or subsidiary thereof).

(d)   Notwithstanding any other provision of the Restated Plan, in the event of a Corporate Transaction, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option, the optionee shall have the right to exercise the Option as to all of the optioned stock, including shares as to which it would not otherwise be exercisable. If an Option is exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the optionee that the Option shall be fully exercisable for a period of 15 days from the date of such notice, and the Option shall terminate upon the expiration of such period. For the purposes of this Section 11.3(c), the Option shall be considered assumed if, following the merger or sale of assets, the option confers the right to purchase or receive, for each share of optioned stock subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the merger or sale of assets was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each share of optioned stock subject to the Option, to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

(e)   Subject to Sections 11.3(e), 3.2 and 3.3, the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

(f)   With respect to Awards which are granted to Section 162(m) Participants and are intended to qualify as performance-based compensation under Section 162(m)(4)(C), no adjustment or action described in this Section 11.3 or in any other provision of the Restated Plan shall be authorized to the extent that such adjustment or action would cause such Award to fail to so qualify under Section 162(m)(4)(C), or any successor provisions thereto. No adjustment or action described in this Section 11.3 or in any other provision of the Restated Plan shall be authorized to the extent that such adjustment or action would cause the Restated Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Award shall always be rounded to the next whole number.

(g)   The existence of the Restated Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.4.   Approval of Restated Plan by Stockholders. The Restated Plan will be submitted for the approval of the Company's stockholders within 12 months after the date of the Board's initial adoption of the Restated Plan. Awards may be granted or awarded prior to such stockholder approval, provided that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Restated Plan is approved by the stockholders, and provided further that if such approval has not been obtained at the end of said twelve-month period, all Awards previously granted or awarded under the Restated Plan shall thereupon be canceled and become null and void. In addition, if the Board determines that Awards other than Options or Stock Appreciation Rights which may be granted to Section 162(m) Participants should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Performance Criteria.

11.5. <u>Tax Withholding</u>. The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Holder of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, exercise or payment of any Award. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow such Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under such Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Restated Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

11.6. <u>Loans</u>. The Administrator may, in its discretion and to the extent permitted by applicable law, extend one or more loans to key Employees in connection with the exercise or receipt of an Award granted or awarded under the Restated Plan, or the issuance of Restricted Stock or Deferred Stock awarded under the Restated Plan. The terms and conditions of any such loan shall be set by the Administrator.

11.7. <u>Forfeiture Provisions</u>. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Restated Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Restated Plan, or to require a Holder to agree by separate written instrument, that (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Employment, Termination of Consultancy or Termination of Directorship occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Holder incurs a Termination of Employment, Termination of Consultancy or Termination of Directorship for cause.

11.8. <u>Effect of Restated Plan Upon Options and Compensation Plans</u>. The adoption of the Restated Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Restated Plan shall be construed to limit the right of the Company (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Restated Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

11.9. <u>Compliance with Laws</u>. The Restated Plan, the granting and vesting of Awards under the Restated Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Restated Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Restated Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the

Restated Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

       11.10.   <u>Titles</u>. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Restated Plan.

       11.11.   <u>Governing Law</u>. The Restated Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of California without regard to conflicts of laws thereof.

* * *

       I hereby certify that the foregoing Restated Plan was duly adopted by the Board of Directors of FileNet Corporation on February 25, 2004.

* * *

       I hereby certify that the foregoing Restated Plan was approved by the stockholders of FileNet Corporation on May 7, 2004.

       Executed on this ____ day of May, 2004.

_____
Katharina M. Mueller, Vice President,
General Counsel and Secretary